Pricing Supplement No. 342 dated June 16, 2008
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902

Deutsche Bank 　　　　　　　　　　　　　　　　　　　**Deutsche Bank AG, London Branch**

$500,000,000 PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038
$500,000,000 PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038
$500,000,000 PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038
$500,000,000 PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038

We are offering four separate Exchange Traded Notes ("securities"). Investors can subscribe to any of the four offerings. The securities do not guarantee any return of principal at maturity and do not pay any interest during their term. For each security, investors will receive a cash payment at maturity or upon repurchase by Deutsche Bank AG, London Branch, if any, linked to the month over month performance of a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ ("Index"), less an investor fee. The return on the Index is derived by combining the returns on two component indices: the DB 3-Month T-Bill Index and the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ Excess Return ("industrial metals index"). PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038 ("Base Metals Double Short ETNs") and PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038 ("Base Metals Short ETNs") offer investors short, or inverse, exposure to the industrial metals index, meaning their value will increase with monthly depreciations and decrease with monthly appreciations of the industrial metals index. PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038 ("Base Metals Double Long ETNs") and PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038 ("Base Metals Long ETNs") offer investors long exposure to the industrial metals index, meaning their value will increase with monthly appreciations and decrease with monthly depreciations in the industrial metals index. In addition, Base Metals Double Short ETNs and Base Metals Double Long ETNs are two times leveraged with respect to the industrial metals index and, as a result, will benefit from two times any beneficial, but will be exposed to two times any adverse, monthly performance of the industrial metals index.

Key Terms

Issuer:	Deutsche Bank AG, London Branch ("Deutsche Bank").
Index:	A total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ ("Index"). The return on the Index is derived by combining the returns on two component indices: the DB 3-Month T-Bill Index ("TBill index") and the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ Excess Return ("industrial metals index"). We refer to the TBill index and the industrial metals index each as a "sub-index" and together as "sub-indices."

Offerings:
- **PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038** ("Base Metals Double Short ETNs")
  The Base Metals Double Short ETNs offer investors exposure to two times the monthly inverse performance of the industrial metals index, plus the monthly TBill index return, subject to the investor fee.
- **PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038** ("Base Metals Double Long ETNs")
  The Base Metals Double Long ETNs offer investors exposure to two times the monthly performance of the industrial metals index, plus the monthly TBill index return, subject to the investor fee.
- **PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038** ("Base Metals Short ETNs")
  The Base Metals Short ETNs offer investors exposure to the monthly inverse performance of the industrial metals index, plus the monthly TBill index return, subject to the investor fee.
- **PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038** ("Base Metals Long ETNs")
  The Base Metals Long ETNs offer investors exposure to the monthly performance of the industrial metals index, plus the monthly TBill index return, subject to the investor fee.

Settlement Date:	The securities priced on June 16, 2008 and are expected to settle three business days later on June 19, 2008.
Denominations:	$25 per security
Payment at Maturity:	If your securities have not previously been repurchased by Deutsche Bank at your election, at maturity you will receive a cash payment per security equal to:


Current principal amount x applicable index factor on the final valuation date
x fee factor on the final valuation date

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the securities will be accelerated and you will lose your entire investment in the securities.

Repurchase:	You may offer a minimum of 200,000 securities or an integral multiple of 50,000 securities in excess thereof to Deutsche Bank for repurchase for an amount in cash equal to the repurchase value on the applicable valuation date.
	Deutsche Bank Securities Inc. will charge investors an additional fee of up to $0.03 for each security which is repurchased. *See "Repurchase Mechanics" below for additional requirements for offering your securities for repurchase.*
Repurchase Value:	On each trading day, the repurchase value will be equal to:


Current principal amount x applicable index factor on the trading day
x fee factor on the trading day

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the securities will be accelerated and you will lose your entire investment in the securities.

Deutsche Bank will post the repurchase value for each offering of securities each day and an intraday indicative value every 15 seconds meant to approximate the intrinsic economic value of each offering of securities on the following Bloomberg pages:

Repurchase Value	Intraday Value
Base Metals Double Short ETNs: "BOMRP"	Base Metals Double Short ETNs: "BOMIV"
Base Metals Double Long ETNs: "BDDRP"	Base Metals Double Long ETNs: "BDDIV"
Base Metals Short ETNs: "BOSRP"	Base Metals Short ETNs: "BOSIV"
Base Metals Long ETNs: "BDGRP"	Base Metals Long ETNs: "BDGIV"

Index Factors:
- Index factor for Base Metals Double Short ETNs = 1 + TBill index return – (2 x industrial metals index return)
- Index factor for Base Metals Double Long ETNs = 1 + TBill index return + (2 x industrial metals index return)
- Index factor for Base Metals Short ETNs　　　= 1 + TBill index return – industrial metals index return
- Index factor for Base Metals Long ETNs　　　= 1 + TBill index return + industrial metals index return

Sub-Index Returns:
The industrial metals index return will be calculated as follows:

$$\frac{\text{Industrial metals index closing level} - \text{industrial metals index monthly initial level}}{\text{Industrial metals index monthly initial level}}$$

The TBill index return will be calculated as follows:

$$\frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$

Acceleration Upon Zero Repurchase Value:	If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and holders will not receive any payment in respect of their investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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Acceleration Upon Regulatory Event:	We will have the right to accelerate all of the outstanding securities for an amount equal to the repurchase value on the trading day we give notice of our exercise of this right if a regulatory event (as defined below) has occurred and, in the opinion of the calculation agent, is materially interfering with our ability to effectively hedge our exposure under the securities.
Listing:	The securities in each offering have been approved for listing, subject to official notice of issuance, on NYSE Arca. If an active secondary market in any of the securities develops, we expect that investors will purchase and sell such securities primarily in this secondary market. The ticker symbols for each offering are as follows:

- Base Metals Double Short ETNs: "BOM"
- Base Metals Double Long ETNs: "BDD"
- Base Metals Short ETNs: "BOS"
- Base Metals Long ETNs: "BDG"

Current Principal Amount:	For the period from the inception date to June 30, 2008 (such period, the "initial calendar month"), the current principal amount will equal $25.00 per security. For each subsequent calendar month, the current principal amount for each security will be reset as follows on the monthly reset date:

New current principal amount = *previous* current principal amount x applicable index factor on the applicable monthly valuation date x fee factor on the applicable monthly valuation date

Industrial Metals Index Monthly Initial Level:	For the initial calendar month, the industrial metals index monthly initial level will equal 238.709084, the industrial metals index closing level on the inception date. For each subsequent calendar month, the industrial metals index monthly initial level will equal the industrial metals index closing level on the monthly reset date for that calendar month.
Industrial Metals Index Closing Level:	The closing level of the industrial metals index as reported on Bloomberg page "DBLCYEIM <Index>", subject to the occurrence of a market disruption event as described under "Specific Terms of the Securities – Market Disruption Events"; provided that on any calendar day which is not a day on which the closing level of the industrial metals index is published, the industrial metals index closing level will equal such level on the immediately preceding trading day.
TBill Index Monthly Initial Level:	For the initial calendar month the TBill index monthly initial level will equal 234.895189, the TBill index closing level on the inception date. For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly reset date for that calendar month.
TBill Index Closing Level:	The closing level of the TBill index as reported on Bloomberg page "DBTRBL3M <Index>".
Inception Date:	June 16, 2008
Monthly Reset Date:	For each calendar month, the first calendar day of that month beginning on July 1, 2008 and ending on May 1, 2038.
Monthly Valuation Date:	For each monthly reset date, the last calendar day of the previous calendar month beginning on June 30, 2008 and ending on April 30, 2038.
Valuation Date:	In connection with a repurchase, the trading day on which you deliver an effective notice offering your securities for repurchase by Deutsche Bank.
Final Valuation Date:	May 27, 2038
Maturity Date:	June 1, 2038, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities – Market Disruption Events."
Trading Day:	A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the industrial metals index are traded, in each case as determined by Deutsche Bank, as calculation agent, in its sole discretion.
CUSIP Numbers:	

- Base Metals Double Short ETNs: 25154K 858
- Base Metals Double Long ETNs: 25154K 841
- Base Metals Short ETNs: 25154K 833
- Base Metals Long ETNs: 25154K 825

Repurchase Mechanics:	To effect a repurchase, you must irrevocably offer at least 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to Deutsche Bank Securities Inc. no later than 10:00 a.m., New York City time, on your desired valuation date, beginning on the inception date and ending on the final valuation date. The transaction will settle on the repurchase date, which will be the third business day following the applicable valuation date, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities – Market Disruption Events".
Fee Factor:	On any given day, the fee factor will be calculated as follows:

1-[investor fee x day count fraction]

Investor Fee:	The investor fee is equal to 0.75% per annum, calculated daily and applied monthly to the current principal amount.
Day Count Fraction:	For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.
Record Date:	The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

You may lose some or all of your principal if you invest in the securities. See "Risk Factors" beginning on page PS-22 of this pricing supplement for risks relating to an investment in the securities.

We sold $5 million of the securities on the inception date through Deutsche Bank Securities Inc. at 100% of the face value of each $25.00 security. Additional securities may be offered and sold from time to time through Deutsche Bank Securities Inc. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. Deutsche Bank Securities Inc. may charge investors a purchase fee of up to $0.03 per security and may receive a payment from Deutsche Bank of a portion of the investor fee in consideration for its administrative role in the issuances and repurchases of the securities. Invesco Aim Distributors, Inc. ("Invesco") will receive a portion of the investor fee in consideration for its role in marketing the securities under its "PowerShares" brand. The actual amount received by Invesco in a given year will depend on the number of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and its affiliates and marketed by Invesco.

Please see "Supplemental Plan of Distribution" in this pricing supplement for more information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount of Securities to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038 . . .	20,000,000	$25[1]	$500,000,000[1]	$19,650
PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038 . . .	20,000,000	$25[1]	$500,000,000[1]	$19,650
PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038	20,000,000	$25[1]	$500,000,000[1]	$19,650
PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038	20,000,000	$25[1]	$500,000,000[1]	$19,650

1 Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Deutsche Bank Securities

SUMMARY

The following is a summary of the terms of the securities, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. References to the "prospectus" mean our accompanying prospectus, dated October 10, 2006, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated November 13, 2006, which supplements the prospectus.

We may, without your consent, create and issue securities in addition to those offered by this pricing supplement having the same terms and conditions as the securities. We may consolidate the additional securities to form a single class with the outstanding securities.

What are the securities and how do they work?

We are offering four separate Exchange Traded Notes:

- PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038 ("Base Metals Double Short ETNs")

- PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038 ("Base Metals Double Long ETNs")

- PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038 ("Base Metals Short ETNs")

- PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038 ("Base Metals Long ETNs")

We refer to each Exchange Traded Note as a security. Each of the four offerings of securities are senior unsecured obligations of Deutsche Bank, acting through its London branch. Investors can subscribe to any of the four offerings. The securities will be issued in denominations of $25.

Each security being offered has separate terms and offers investors a different type of monthly exposure to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™, which we refer to as the Index, subject to an investor fee. **The securities do not guarantee any return of principal at maturity and do not pay any interest.**

What is the Index?

The Index is a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™. The performance of the Index is obtained by combining the returns on two component indices: the DB 3-Month T-Bill Index ("TBill index") and the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ Excess Return ("industrial metals index").

The industrial metals index is intended to reflect the price changes, positive or negative, in a basket of aluminum, copper-grade A and zinc futures.

The TBill index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

What exposure do the Base Metals Double Short ETNs offer?

The Base Metals Double Short ETNs offer investors two times leveraged exposure to the inverse monthly performance of the industrial metals index, plus the monthly TBill Index return, subject to the investor fee.

If the industrial metals index *decreases* over any calendar month (a "beneficial monthly performance"), the return on the Index for the Base Metals Double Short ETNs will *increase* by two times the movement of the industrial metals index, plus the monthly TBill index return. If the industrial metals index *increases* over any calendar month (an "adverse monthly performance"), the return on the Index will *decrease* by two times the movement of the industrial metals index, subject to the addition of the monthly TBill index return.

What exposure do the Base Metals Double Long ETNs offer?

The Base Metals Double Long ETNs offer investors two times leveraged exposure to the monthly performance of the industrial metals index plus the monthly TBill Index return, subject to the investor fee.

If the industrial metals index *increases* over any calendar month (a "beneficial monthly performance"), the return on the Index for the Base Metals Double Long ETNs will *increase* by two times the movement of the industrial metals index, plus the monthly TBill index return. If the industrial metals index *decreases* over any calendar month (an "adverse monthly performance"), the return on the Index will *decrease* by two times the movement of the industrial metals index, subject to the addition of the monthly TBill index return.

What exposure do the Base Metals Short ETNs offer?

The Base Metals Short ETNs offer investors unleveraged exposure to the inverse monthly performance of the industrial metals index plus the monthly TBill Index return, subject to the investor fee.

If the industrial metals index *decreases* over any calendar month (a "beneficial monthly performance"), the return on the Index for the Base Metals Short ETNs will *increase* by the movement of the industrial metals index, plus the monthly TBill index return. If the industrial metals index *increases* over any calendar month (an "adverse monthly performance"), the return on the Index will *decrease* by the movement of the industrial metals index, subject to the addition of the monthly TBill index return.

What exposure do the Base Metals Long ETNs offer?

The Base Metals Long ETNs offer investors unleveraged exposure to the monthly performance of the industrial metals index plus the monthly TBill Index return, subject to the investor fee.

If the industrial metals index *increases* over any calendar month (a "beneficial monthly performance"), the return on the Index for the Base Metals Long ETNs will *increase* by the movement of the industrial metals index, plus the monthly TBill index return. If the industrial metals index *decreases* over any calendar month (an "adverse monthly performance"), the return on the Index will *decrease* by the movement of the industrial metals index, subject to the addition of the monthly TBill index return.

How is the payment at maturity calculated?

At maturity (or upon an earlier repurchase), you will receive a payment per security which will reflect the month over month performance of the index factor for the particular offering of securities, subject to the investor fee.

Because the current principal amount is reset each month and is subject to the investor fee, the securities do not offer a return based on the simple performance of the Index from the inception date to the maturity date. Instead, the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the Index during the term of the securities, subject to the investor fee. Accordingly, even if over the term of the securities, the Index has demonstrated an overall beneficial performance for your particular securities (i.e. the industrial metals index decreases for the Base Metals Double Short ETNs and Base Metals Short ETNs and increases for the Base Metals Double Long ETNs and Base Metals Long ETNs), there is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial $25 investment back or any return on that investment. This is because the amount you receive at maturity (or upon an earlier repurchase) depends on how the Index has performed in each month prior to maturity (or repurchase) and consequently, how the current principal amount has been reset in each month. In particular, significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

If the repurchase value for your securities decreases to zero on any trading day, the securities will accelerate on that day for an amount equal to the zero repurchase value and you will not receive any return of your investment.

At maturity, your payment per security, if any, will be calculated as:

Current principal amount x applicable index factor on the final valuation date
x fee factor on the final valuation date

where,

Current principal amount = For the period from the inception date to June 30, 2008 (the "initial calendar month"), the current principal amount will equal $25.00 per security. For each subsequent calendar month, the current principal amount will be reset as follows on the monthly reset date:

New current principal amount	=	*Previous* current principal amount x applicable index factor on the applicable monthly valuation date x fee factor on the applicable monthly valuation date

Index factor = Index factor for Base Metals Double Short ETNs:

= 1 + TBill index return – (2 x industrial metals index return)

Index factor for Base Metals Double Long ETNs:

= 1 + TBill index return + (2 x industrial metals index return)

Index factor for Base Metals Short ETNs:

= 1 + TBill index return – industrial metals index return

Index factor for Base Metals Long ETNs:

= 1 + TBill index return + industrial metals index return

where,

$$\text{Industrial metals index return} = \frac{\text{Industrial metals index closing level} - \text{industrial metals index monthly initial level}}{\text{Industrial metals index monthly initial level}}$$

$$\text{TBill index return} = \frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$

Fee factor = On any given day, the fee factor will be calculated as follows:

1 – [investor fee x day count fraction]

where,

Investor fee = 0.75% per annum

Day count fraction = For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

How and why is the current principal amount reset?

Initially, the current principal amount is equal to $25 per security. At the start of each subsequent calendar month, the current principal amount will be reset by applying the index factor and the fee factor for the immediately preceding month to the previous current principal amount.

For example, if for May the current principal amount is $20 and the index factor is equal to 0.90, the current principal amount for June will equal $17.99 ($20 *times* 0.90 *times* 0.999363 [representing the fees for May]). Subsequently, the index factor and fee factor for June will be applied to $17.99 to derive the current principal amount for July.

As reset on each monthly reset date, the current principal amount represents the amount for which Deutsche Bank would repurchase your securities if the valuation date for the repurchase were the monthly valuation date. During the month, the current principal amount will remain unchanged and the amount for which Deutsche Bank would repurchase your securities will depend upon the index factor on the applicable valuation date, the current principal amount and the fee factor as accrued to such valuation date.

The current principal amount is reset each calendar month to ensure that a consistent degree of leverage is applied to any performance of the Index. If the current principal amount is reduced by an adverse monthly performance, the index factor of any further adverse monthly performance will lead to a smaller dollar loss when applied to that reduced current principal amount than if the current principal amount were not reduced. Equally, however, if the current principal amount increases, the dollar amount lost for a certain level of adverse monthly performance will increase correspondingly.

Resetting the current principal amount also means that the dollar amount which may be gained from any beneficial monthly performance will be contingent upon the current principal amount. If the current principal amount is above $25, then any beneficial monthly performance will result in a gain of a larger dollar amount than would be the case if the current principal amount

were reduced below $25. Conversely, as the current principal amount is reduced towards zero, the dollar amount to be gained from any beneficial monthly performance will decrease correspondingly.

How are the fees calculated?

The fee factor is calculated daily based on a rate of 0.75% per annum and a day-count fraction measuring the number of days elapsed from and including the monthly reset date (or the inception date in the case of the first calendar month) to and including the monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) within a 365 day year.

The fee factor is applied to the current principal amount when it is reset on each monthly reset date. Accordingly, the dollar amount of fees which will be deducted from the current principal amount will depend upon the performance of the index factor during the previous month and the number of days in that month.

If you offer your securities for repurchase by Deutsche Bank, the fee factor will be applied as accrued to the applicable valuation date from the immediately preceding monthly reset date. Similarly, at maturity, the amount you receive will be subject to the fee factor as accrued to the final valuation date from the immediately preceding monthly reset date.

Because the investor fee reduces the current principal amount each month and the amount of your return at maturity or upon repurchase by Deutsche Bank, the applicable index factor must increase by an amount sufficient to offset the investor fee applicable to your securities in order for you to receive at least your initial investment back at maturity or upon repurchase by Deutsche Bank. If the index factor decreases or does not increase sufficiently, you will receive less than your initial investment back at maturity or upon repurchase by Deutsche Bank. The applicable index factor will increase upon decreases of the industrial metals index for the Base Metals Double Short ETNs and Base Metals Short ETNs and upon increases of the industrial metals index for the Base Metals Double Long ETNs and Base Metals Long ETNs.

What indicative value of the securities will be published?

An intraday "indicative value" meant to approximate the intrinsic economic value of each of the offerings of the securities will be published every 15 seconds on the following Bloomberg pages:

- Base Metals Double Short ETNs: "BOMIV"
- Base Metals Double Long ETNs: "BDDIV"
- Base Metals Short ETNs: "BOSIV"
- Base Metals Long ETNs: "BDGIV"

The actual trading prices of the securities may vary significantly from their indicative values.

Additionally, the calculation agent will publish the daily repurchase value for each offering of securities on the following Bloomberg pages:

- Base Metals Double Short ETNs: "BOMRP"
- Base Metals Double Long ETNs: "BDDRP"
- Base Metals Short ETNs: "BOSRP"
- Base Metals Long ETNs: "BDGRP"

On any trading day, the repurchase value will be calculated as follows:

**Current principal amount x applicable index factor on the trading day
x fee factor on the trading day**

How do you offer your securities for repurchase by Deutsche Bank?

To effect a repurchase, you must irrevocably offer at least 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to Deutsche Bank Securities Inc. ("DBSI") no later than 10:00 a.m., New York City time, beginning on the inception date and ending on the final valuation date, on your desired valuation date. The transaction will settle on the repurchase date, which will be the third business day following the valuation date.

If you wish to offer your securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI by 10:00 a.m., New York City time, on your desired valuation date. The applicable repurchase date will be three business days following the valuation date. You must offer at least 200,000 securities or an integral multiple of 50,000 securities in excess thereof for repurchase by Deutsche Bank on any repurchase date. You may not combine securities from separate offerings for the purpose of satisfying the minimum repurchase amount. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade with respect to your securities on the applicable valuation date at a price equal to the applicable repurchase value, facing DBSI; and

- cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the repurchase date (the third business day following the valuation date, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities – Market Disruption Events").

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the securities in respect of such deadlines. If DBSI does not receive your offer for repurchase by 10:00 a.m., New York City time, on your desired valuation date, your notice will not be effective and we will not accept your offer to repurchase your securities on the repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable.

DBSI may charge a fee of up to $0.03 per security which is repurchased.

How do you sell your securities?

The securities have been approved for listing, subject to official notice of issuance, on NYSE Arca. If an active secondary market in the securities develops, we expect that investors will purchase and sell the securities primarily in this secondary market.

Can the securities be accelerated?

Upon a zero repurchase value

If the repurchase value for your securities decreases to zero on any trading day, the securities will accelerate on that day for an amount equal to the zero repurchase value and you will not receive any return of your investment.

Upon a regulatory event

We will have the right to accelerate all of the outstanding securities for an amount equal to the repurchase value on the trading day we give notice of our exercise of this right if a regulatory event has occurred and, in the opinion of the calculation agent, is materially interfering with our ability to effectively hedge our exposure under the securities.

The day on which we give you notice will be a "valuation date" for the purposes of the terms of the securities. The transaction will settle on the "acceleration date", which will be the third business day following the applicable valuation date. We will give you notice of the acceleration of the securities through the customary channels.

A "regulatory event" means:

(a) an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), any jurisdiction in which a relevant exchange (as defined below) is located or any commodities exchange or market that occurs on or after the inception date; or

(b) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after the inception date.

How do you determine the number of securities outstanding at any time?

The number of securities outstanding at any time for each offering will be published on the following Bloomberg pages:

- Base Metals Double Short ETNs: "BOMSO"

- Base Metals Double Long ETNs: "BDDSO"

- Base Metals Short ETNs: "BOSSO"

- Base Metals Long ETNs: "BDGSO"

What are the tax consequences of an investment in the securities?

You should review carefully the section in this pricing supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange (including repurchase or retirement), and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues related to the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments; the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following examples show how the securities would perform in hypothetical circumstances. These examples highlight the behavior of the securities in different circumstances, but they are not indicative of actual results. The figures in these examples have been rounded for convenience.

How the monthly performance of your securities affects the current principal amount

Assumptions:

Industrial metals index monthly initial level: 100

TBill index monthly initial level: 100

Current principal amount: $25

Day count fraction: 30/365

Example 1: The industrial metals index increases over the month

If, over the hypothetical calendar month, the industrial metals index increases to 125 and the TBill index increases to 100.2 on the monthly valuation date, the current principal amount would be reset for the following calendar month as follows:

New current principal amount = *Previous* current principal amount x applicable index factor on the monthly valuation date x fee factor on the monthly valuation date

Using the assumed day count fraction above, the fee factor for all of the following examples would equal:

$$
\begin{aligned}
\text{Fee factor} \quad &= \quad 1 \quad - \quad (\text{Investor fee} \quad \text{x} \quad \text{Day count fraction}) \\
&= \quad 1 \quad - \quad (0.0075 \quad \text{x} \quad (30/365)) \\
&= \quad 0.999383562
\end{aligned}
$$

Base Metals Double Short ETNs:

For the Base Metals Double Short ETNs, the index factor would be calculated as follows:

$$
\text{Index factor} \quad = \quad 1 \quad + \quad \text{TBill index return} \quad - \quad (2 \text{ x industrial metals index return})
$$

where,

$$
\begin{aligned}
\text{Industrial metals index return} \quad &= \quad \frac{\text{Industrial metals index closing level} - \text{industrial metals index monthly initial level}}{\text{Industrial metals index monthly initial level}} \\
&= \quad \frac{125 - 100}{100} \\
&= \quad 0.25
\end{aligned}
$$

$$
\begin{aligned}
\text{TBill index return} \quad &= \quad \frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}} \\
&= \quad \frac{100.2 - 100}{100} \\
&= \quad 0.002
\end{aligned}
$$

$$
\begin{aligned}
\text{Index factor} \quad &= \quad 1 \quad + \quad 0.002 \quad - \quad (2 \text{ x } 0.25) \\
&= \quad 0.502
\end{aligned}
$$

Therefore, the new current principal amount for the Base Metals Double Short ETNs would equal:

New current principal amount = $25 x 0.502 x 0.999383562
= $12.54

As such, in this example, because the industrial metals index increased over the calendar month, the current principal amount for the Base Metals Double Short ETNs decreased by twice the monthly increase in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Base Metals Double Long ETNs:

For the Base Metals Double Long ETNs, the index factor would be calculated as follows:

Index factor = 1 + TBill index return + (2 x industrial metals index return)

Using the values calculated above,

Index factor = 1 + 0.002 + (2 x 0.25)
= 1.502

Therefore, the new current principal amount for the Base Metals Double Long ETNs would equal:

New current principal amount = $25 x 1.502 x 0.999383562
= $37.53

As such, in this example, because the industrial metals index increased over the calendar month, the current principal amount for the Base Metals Double Long ETNs increased by twice the monthly increase in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Base Metals Short ETNs:

For the Base Metals Short ETNs, the index factor would be calculated as follows:

Index factor = 1 + TBill index return – industrial metals index return

Using the values calculated above,

Index factor = 1 + 0.002 – 0.25
= 0.752

Therefore, the new current principal amount for the Base Metals Short ETNs would equal:

New current principal amount = $25 x 0.752 x 0.999383562
= $18.79

As such, in this example, because the industrial metals index increased over the calendar month, the current principal amount for the Base Metals Short ETNs decreased by the monthly increase in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Base Metals Long ETNs:

For the Base Metals Long ETNs, the index factor would be calculated as follows:

Index factor = 1 + TBill index return + industrial metals index return

Using the values calculated above,

Index factor   =   1   +   0.002   +   0.25
                       =   1.252

Therefore, the new current principal amount for the Base Metals Long ETNs would equal:

New current principal amount   = $25   x   1.252   x   0.999383562
                                    = $31.28

As such, in this example, because the industrial metals index increased over the calendar month, the current principal amount for the Base Metals Long ETNs increased by the monthly increase in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Example 2: The industrial metals index decreases over the month

If, over the hypothetical calendar month, the industrial metals index decreases to 75 and the TBill index increases to 100.2 on the monthly valuation date, the TBill index return would be the same as in example 1 and the industrial metals index return would be calculated as follows:

Industrial metals   =   <u>Industrial metals index closing level – industrial metals index monthly initial level</u>
index return   Industrial metals index monthly initial level
                =   <u>75 – 100</u>
                      100
                =   – 0.25

Using these index returns, the current principal amount would be reset for the following calendar month for each of the four offerings as follows:

Base Metals Double Short ETNs:

Index factor   =   1   +   0.002   –   (2 x – 0.25)
                       =   1.502

Therefore, the new current principal amount for the Base Metals Double Short ETNs would equal:

New current principal amount   = $25   x   1.502   x   0.999383562
                                    = $37.53

As such, in this example, because the industrial metals index decreased over the calendar month, the current principal amount for the Base Metals Double Short ETNs increased by twice the monthly decrease in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Base Metals Double Long ETNs:

Index factor   =   1   +   0.002   +   (2 x – 0.25)
                       =   0.502

Therefore, the new current principal amount for the Base Metals Double Long ETNs would equal:

New current principal amount   = $25 x 0.502 x 0.999383562
   = $12.54

As such, in this example, because the industrial metals index decreased over the calendar month, the current principal amount for the Base Metals Double Long ETNs decreased by twice the monthly decrease in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Base Metals Short ETNs:

Index factor   = 1   + 0.002 − (− 0.25)
   = 1.252

Therefore, the new current principal amount for the Base Metals Short ETNs would equal:

New current principal amount   = $25 x 1.252 x 0.999383562
   = $31.28

As such, in this example, because the industrial metals index decreased over the calendar month, the current principal amount for the Base Metals Short ETNs increased by the monthly decrease in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Base Metals Long ETNs:

Index factor   = 1   + 0.002 + − 0.25
   = 0.752

Therefore, the new current principal amount for the Base Metals Long ETNs would equal:

New current principal amount   = $25 x 0.752 x 0.999383562
   = $18.79

As such, in this example, because the industrial metals index decreased over the calendar month, the current principal amount for the Base Metals Long ETNs decreased by the monthly decrease in the industrial metals index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Hypothetical performance charts

The following charts set out a range of hypothetical monthly performances of the industrial metals index and demonstrate how these impact the current principal amount for each of the four offerings (and ultimately the payment at maturity) and how the potential return on each of the four offerings relative to your initial $25 investment will depend upon the historical levels of the current principal amount. The following charts are based on a hypothetical investment in the securities over a 12 month calendar period with an industrial metals index monthly initial level of 100 on day one of the 12 month period and an assumed constant TBill index return of 0.002 per month. The fee factor is assumed to be 0.999375 (representing 0.75% per annum divided by 12 months). The following examples are hypothetical only and are not indicative of actual results. The actual term of the securities is approximately 30 years. Over the term of the securities, the industrial metals index and the TBill index may display greater variability than is depicted in the hypothetical performance charts below. This potential greater variability increases the chance of adverse monthly performances negatively impacting the current principal amount of the securities. **It is possible that you could lose your entire investment if your securities are exposed to severe or repeated adverse monthly performances.**

Example 1 – The Industrial Metals Index Increases Each Month

Monthly Performance of Sub-Indices			Base Metals Double Short ETNs			Base Metals Double Long ETNs			Base Metals Short ETNs			Base Metals Long ETNs		
Industrial Metals Index	Industrial Metals Index Return	TBill Index Return	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount
100.0	–	–	–	–	$25.00	–	–	$25.00	–	–	$25.00	–	–	$25.00
102.5	0.0250	0.002	0.9520	$0.0149	$23.79	1.0520	$0.0164	$26.28	0.9770	$0.0153	$24.41	1.0270	$0.0160	$25.66
105.0	0.0244	0.002	0.9532	$0.0142	$22.66	1.0508	$0.0173	$27.60	0.9776	$0.0149	$23.85	1.0264	$0.0165	$26.32
107.5	0.0238	0.002	0.9544	$0.0135	$21.61	1.0496	$0.0181	$28.95	0.9782	$0.0146	$23.31	1.0258	$0.0169	$26.98
110.0	0.0233	0.002	0.9555	$0.0129	$20.64	1.0485	$0.0190	$30.34	0.9787	$0.0143	$22.80	1.0253	$0.0173	$27.65
112.5	0.0227	0.002	0.9565	$0.0123	$19.73	1.0475	$0.0199	$31.76	0.9793	$0.0140	$22.32	1.0247	$0.0177	$28.31
115.0	0.0222	0.002	0.9576	$0.0118	$18.88	1.0464	$0.0208	$33.21	0.9798	$0.0137	$21.85	1.0242	$0.0181	$28.98
117.5	0.0217	0.002	0.9585	$0.0113	$18.08	1.0455	$0.0217	$34.70	0.9803	$0.0134	$21.41	1.0237	$0.0185	$29.65
120.0	0.0213	0.002	0.9594	$0.0108	$17.34	1.0446	$0.0227	$36.22	0.9807	$0.0131	$20.98	1.0233	$0.0190	$30.32
122.5	0.0208	0.002	0.9603	$0.0104	$16.64	1.0437	$0.0236	$37.78	0.9812	$0.0129	$20.57	1.0228	$0.0194	$30.99
125.0	0.0204	0.002	0.9612	$0.0100	$15.99	1.0428	$0.0246	$39.38	0.9816	$0.0126	$20.18	1.0224	$0.0198	$31.67
127.5	0.0200	0.002	0.9620	$0.0096	$15.37	1.0420	$0.0256	$41.00	0.9820	$0.0124	$19.81	1.0220	$0.0202	$32.34
130.0	0.0196	0.002	0.9628	$0.0092	$14.79	1.0412	$0.0267	$42.67	0.9824	$0.0122	$19.45	1.0216	$0.0207	$33.02
Return on $25 investment after 12 months assuming the current principal amount were realized as the payment at maturity:					**-40.85%**			**70.67%**			**-22.22%**			**32.09%**

In this example, the industrial metals index increases at a constant rate of 2.5% of its initial value each month. As such, the Base Metals Double Long ETNs and Base Metals Long ETNs demonstrate a positive return over the 12 month period and the Base Metals Double Short ETNs and Base Metals Short ETNs demonstrate a negative return over the 12 month period. This example demonstrates that because the index factors are assessed on monthly performances (i.e. the change from the level at the start of the month to the level at the end of the month), the monthly industrial metals index return decreases over time as 2.5% of the initial value of 100 becomes a smaller percentage increase over the industrial metals index level at the start of each month. The example also demonstrates how the losses on the Base Metals Double Short ETNs are significantly more than the losses on the Base Metals Short ETNs, and the gains on the Base Metals Double Long ETNs exceed the gains on the Base Metals Long ETNs, due to the effect of the leverage. However, because the current principal amount is reset each month, the Base Metals Double Short ETNs have not suffered a loss equal to two times the percentage increase in the industrial metals index. Indeed, even though the Base Metals Double Long ETNs gained 70.67% based on a 30% increase in the industrial metals index, the Base Metals Double Short ETNs lost only 40.85%. This is because as the current principal amount is written down by adverse monthly performances, it decreases so that any successive adverse monthly performances (expressed as a percentage) are applied to a smaller amount, resulting in smaller dollar losses even if the adverse monthly performances are constant.

Example 2 – The Industrial Metals Index Declines Each Month

Monthly Performance of Sub-Indices			Base Metals Double Short ETNs			Base Metals Double Long ETNs			Base Metals Short ETNs			Base Metals Long ETNs		
Indus-trial Metals Index	Indus-trial Metals Index Return	TBill Index Return	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount
100	—	—	—	—	$25.00	—	—	$25.00	—	—	$25.00	—	—	$25.00
97.5	-0.0250	0.002	1.0520	$0.0164	$26.28	0.9520	$0.0149	$23.79	1.0270	$0.0160	$25.66	0.9770	$0.0153	$24.41
95	-0.0256	0.002	1.0533	$0.0173	$27.67	0.9507	$0.0141	$22.60	1.0276	$0.0165	$26.35	0.9764	$0.0149	$23.82
92.5	-0.0263	0.002	1.0546	$0.0182	$29.16	0.9494	$0.0134	$21.44	1.0283	$0.0169	$27.08	0.9757	$0.0145	$23.22
90	-0.0270	0.002	1.0561	$0.0192	$30.78	0.9479	$0.0127	$20.31	1.0290	$0.0174	$27.85	0.9750	$0.0142	$22.63
87.5	-0.0278	0.002	1.0576	$0.0203	$32.53	0.9464	$0.0120	$19.21	1.0298	$0.0179	$28.66	0.9742	$0.0138	$22.03
85	-0.0286	0.002	1.0591	$0.0215	$34.43	0.9449	$0.0113	$18.14	1.0306	$0.0185	$29.52	0.9734	$0.0134	$21.43
82.5	-0.0294	0.002	1.0608	$0.0228	$36.50	0.9432	$0.0107	$17.10	1.0314	$0.0190	$30.43	0.9726	$0.0130	$20.83
80	-0.0303	0.002	1.0626	$0.0242	$38.76	0.9414	$0.0101	$16.09	1.0323	$0.0196	$31.39	0.9717	$0.0127	$20.23
77.5	-0.0313	0.002	1.0645	$0.0258	$41.23	0.9395	$0.0094	$15.11	1.0333	$0.0203	$32.41	0.9708	$0.0123	$19.63
75	-0.0323	0.002	1.0665	$0.0275	$43.95	0.9375	$0.0089	$14.15	1.0343	$0.0210	$33.50	0.9697	$0.0119	$19.02
72.5	-0.0333	0.002	1.0687	$0.0294	$46.94	0.9353	$0.0083	$13.23	1.0353	$0.0217	$34.67	0.9687	$0.0115	$18.41
70	-0.0345	0.002	1.0710	$0.0314	$50.24	0.9330	$0.0077	$12.33	1.0365	$0.0225	$35.91	0.9675	$0.0111	$17.80
Return on $25 investment after 12 months assuming the current principal amount were realized as the payment at maturity:					**100.95%**			**-50.66%**			**43.63%**			**-28.79%**

In this example, the industrial metals index decreases at a constant rate of 2.5% of its initial value each month. As such, the Base Metals Double Short ETNs and Base Metals Short ETNs demonstrate a positive return over the 12 month period and the Base Metals Double Long ETNs and Base Metals Long ETNs demonstrate a negative return over the 12 month period. This example demonstrates that because the index factors are assessed on monthly performances (i.e. the change from the level at the start of the month to the level at the end of the month), the absolute value of the industrial metals index return increases over time as 2.5% of the initial value of 100 becomes a larger percentage decrease from the industrial metals index level at the start of each month. As such, while the Base Metals Double Short ETNs lost 40.85% of the initial $25 investment due to an increase of the industrial metals index from 100 to 130 in example 1, in this example, the Base Metals Double Long ETNs lost 50.66% of the initial $25 investment due to an equivalent decrease of the industrial metals index from 100 to 70.

Example 3 – The Industrial Metals Index Increases Some Months and Decreases in Others; all securities demonstrate a negative return

Monthly Performance of Sub-Indices			Base Metals Double Short ETNs			Base Metals Double Long ETNs			Base Metals Short ETNs			Base Metals Long ETNs		
Industrial Metals Index	Industrial Metals Index Return	TBill Index Return	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount
100	—	—	—	—	$25.00	—	—	$25.00	—	—	$25.00	—	—	$25.00
110	0.1000	0.002	0.8020	$0.0125	$20.04	1.2020	$0.0188	$30.03	0.9020	$0.0141	$22.54	1.1020	$0.0172	$27.53
120	0.0909	0.002	0.8202	$0.0103	$16.42	1.1838	$0.0222	$35.53	0.9111	$0.0128	$20.52	1.0929	$0.0188	$30.07
125	0.0417	0.002	0.9187	$0.0094	$15.08	1.0853	$0.0241	$38.54	0.9603	$0.0123	$19.69	1.0437	$0.0196	$31.37
120	-0.0400	0.002	1.0820	$0.0102	$16.31	0.9220	$0.0222	$35.51	1.0420	$0.0128	$20.51	0.9620	$0.0189	$30.15
115	-0.0417	0.002	1.0853	$0.0111	$17.69	0.9187	$0.0204	$32.60	1.0437	$0.0134	$21.39	0.9603	$0.0181	$28.94
110	-0.0435	0.002	1.0890	$0.0120	$19.25	0.9150	$0.0186	$29.81	1.0455	$0.0140	$22.35	0.9585	$0.0173	$27.72
100	-0.0909	0.002	1.1838	$0.0142	$22.77	0.8202	$0.0153	$24.44	1.0929	$0.0153	$24.41	0.9111	$0.0158	$25.24
95	-0.0500	0.002	1.1020	$0.0157	$25.08	0.9020	$0.0138	$22.03	1.0520	$0.0160	$25.66	0.9520	$0.0150	$24.02
90	-0.0526	0.002	1.1073	$0.0174	$27.75	0.8967	$0.0123	$19.74	1.0546	$0.0169	$27.05	0.9494	$0.0142	$22.79
93	0.0333	0.002	0.9353	$0.0162	$25.94	1.0687	$0.0132	$21.08	0.9687	$0.0164	$26.18	1.0353	$0.0147	$23.58
105	0.1290	0.002	0.7439	$0.0121	$19.28	1.2601	$0.0166	$26.55	0.8730	$0.0143	$22.84	1.1310	$0.0167	$26.65
97	-0.0762	0.002	1.1544	$0.0139	$22.25	0.8496	$0.0141	$22.54	1.0782	$0.0154	$24.61	0.9258	$0.0154	$24.66
Return on $25 investment after 12 months assuming the current principal amount were realized as the payment at maturity:					**-11.01%**			**-9.83%**			**-1.54%**			**-1.38%**

In this example, the industrial metals index demonstrates both monthly increases and decreases over the 12 month period. Because the current principal amount is reset each month, these monthly increases and decreases affect the current principal amount in a different manner than if the current principal amount were adjusted by measuring the change in the industrial metals index from its starting level of 100 to its ending level of 97. While this represents a 3% decrease in the value of the industrial metals index over the 12 month period, all securities demonstrate a negative return on the $25 investment. For the Base Metals Double Long ETNs and Base Metals Long ETNs, this is because the industrial metals index had months of depreciation which decreased the current principal amount despite prior months of appreciation. Conversely, the Base Metals Double Short ETNs and Base Metals Short ETNs have provided a negative return because the months of depreciation were insufficient to offset the prior months of appreciation in the industrial metals index level. The Base Metals Short ETNs displayed a smaller loss on the initial $25 investment than the Base Metals Double Short ETNs because the lack of leverage meant that it lost less value in the months in which the industrial metals index appreciated than the Base Metals Double Short ETNs did. Similarly, the Base Metals Long ETNs displayed a smaller loss than the Base Metals Double Long ETNs, because the Base Metals Long ETNs lost less value in the months in which the industrial metals index depreciated.

Example 4 – The Industrial Metals Index Increases Some Months and Decreases in Others; all securities demonstrate a positive return

Monthly Performance of Sub-Indices			Base Metals Double Short ETNs			Base Metals Double Long ETNs			Base Metals Short ETNs			Base Metals Long ETNs		
Industrial Metals Index	Industrial Metals Index Return	TBill Index Return	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount
100	—	—	—	—	$25.00	—	—	$25.00	—	—	$25.00	—	—	$25.00
101	0.0100	0.002	0.9820	$0.0153	$24.53	1.0220	$0.0160	$25.53	0.9920	$0.0155	$24.78	1.0120	$0.0158	$25.28
100	-0.0099	0.002	1.0218	$0.0157	$25.05	0.9822	$0.0157	$25.06	1.0119	$0.0157	$25.06	0.9921	$0.0157	$25.07
99	-0.0100	0.002	1.0220	$0.0160	$25.59	0.9820	$0.0154	$24.60	1.0120	$0.0159	$25.35	0.9920	$0.0155	$24.85
100	0.0101	0.002	0.9818	$0.0157	$25.11	1.0222	$0.0157	$25.13	0.9919	$0.0157	$25.13	1.0121	$0.0157	$25.14
101	0.0100	0.002	0.9820	$0.0154	$24.64	1.0220	$0.0161	$25.66	0.9920	$0.0156	$24.91	1.0120	$0.0159	$25.42
99	-0.0198	0.002	1.0416	$0.0160	$25.65	0.9624	$0.0154	$24.68	1.0218	$0.0159	$25.44	0.9822	$0.0156	$24.96
98	-0.0101	0.002	1.0222	$0.0164	$26.20	0.9818	$0.0151	$24.22	1.0121	$0.0161	$25.73	0.9919	$0.0155	$24.74
99	0.0102	0.002	0.9816	$0.0161	$25.70	1.0224	$0.0155	$24.75	0.9918	$0.0159	$25.50	1.0122	$0.0156	$25.02
100	0.0101	0.002	0.9818	$0.0158	$25.22	1.0222	$0.0158	$25.28	0.9919	$0.0158	$25.28	1.0121	$0.0158	$25.31
101	0.0100	0.002	0.9820	$0.0155	$24.75	1.0220	$0.0161	$25.82	0.9920	$0.0157	$25.06	1.0120	$0.0160	$25.60
100	-0.0099	0.002	1.0218	$0.0158	$25.27	0.9822	$0.0159	$25.34	1.0119	$0.0159	$25.35	0.9921	$0.0159	$25.38
99.9	-0.0010	0.002	1.0040	$0.0159	$25.36	1.0000	$0.0158	$25.33	1.0030	$0.0159	$25.41	1.0010	$0.0159	$25.39
Return on $25 investment after 12 months assuming the current principal amount were realized as the payment at maturity:					**1.44%**			**1.32%**			**1.62%**			**1.56%**

As in example 3, in this example, the industrial metals index demonstrates both monthly increases and decreases over the 12 month period. While there was a marginal decrease in the value of the industrial metals index over the 12 month period, both the long and short securities demonstrate a positive return on the $25 investment. For the Base Metals Double Long ETNs and Base Metals Long ETNs, this is because the industrial metals index had months of appreciation which increased the current principal amount despite subsequent months of depreciation and minimal appreciation. Conversely, the Base Metals Double Short ETNs and Base Metals Short ETNs have provided a positive return because even though the industrial metals index increased in certain months, the months of depreciation in the industrial metals index level allowed the current principal amount to increase. The Base Metals Short ETN displays a greater return on the initial $25 investment than the Base Metals Double Short ETN despite the lack of leverage because it lost less value in the months in which the industrial metals index appreciated than the Base Metals Double Short ETN did. Similarly, the Base Metals Long ETN displays a greater return than the Base Metals Double Long ETN because it lost less value in the months in which the industrial metals index depreciated than the Base Metals Double Long ETN did.

Example 5 – The Industrial Metals Index Increases Some Months and Decreases in Others; the leveraged securities demonstrate a negative return

Monthly Performance of Sub-Indices			Base Metals Double Short ETNs			Base Metals Double Long ETNs			Base Metals Short ETNs			Base Metals Long ETNs		
Industrial Metals Index	Industrial Metals Index Return	TBill Index Return	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount	Index Factor	Fees	Current Principal Amount
100	—	—	—	—	$25.00	—	—	$25.00	—	—	$25.00	—	—	$25.00
75	-0.2500	0.002	1.5020	$0.0235	$37.53	0.5020	$0.0078	$12.54	1.2520	$0.0196	$31.28	0.7520	$0.0117	$18.79
110	0.4667	0.002	0.0687	$0.0016	$ 2.58	1.9353	$0.0152	$24.26	0.5353	$0.0105	$16.73	1.4687	$0.0172	$27.58
115	0.0455	0.002	0.9111	$0.0015	$ 2.34	1.0929	$0.0166	$26.50	0.9565	$0.0100	$16.00	1.0475	$0.0181	$28.87
85	-0.2609	0.002	1.5237	$0.0022	$ 3.57	0.4803	$0.0080	$12.72	1.2629	$0.0126	$20.19	0.7411	$0.0134	$21.38
78	-0.0824	0.002	1.1667	$0.0026	$ 4.16	0.8373	$0.0067	$10.64	1.0844	$0.0137	$21.88	0.9196	$0.0123	$19.65
76	-0.0256	0.002	1.0533	$0.0027	$ 4.38	0.9507	$0.0063	$10.11	1.0276	$0.0141	$22.47	0.9764	$0.0120	$19.17
72	-0.0526	0.002	1.1073	$0.0030	$ 4.85	0.8967	$0.0057	$ 9.06	1.0546	$0.0148	$23.68	0.9494	$0.0114	$18.19
59	-0.1806	0.002	1.3631	$0.0041	$ 6.61	0.6409	$0.0036	$ 5.80	1.1826	$0.0175	$27.99	0.8214	$0.0093	$14.93
55	-0.0678	0.002	1.1376	$0.0047	$ 7.51	0.8664	$0.0031	$ 5.02	1.0698	$0.0187	$29.92	0.9342	$0.0087	$13.94
40	-0.2727	0.002	1.5475	$0.0073	$11.61	0.4565	$0.0014	$ 2.29	1.2747	$0.0238	$38.12	0.7293	$0.0064	$10.16
15	-0.6250	0.002	2.2520	$0.0163	$26.14	-0.2480	$0.0000	$ 0.00	1.6270	$0.0388	$61.98	0.3770	$0.0024	$ 3.83
20	0.3333	0.002	0.3353	$0.0055	$ 8.76	1.6687	$0.0000	N/A	0.6687	$0.0259	$41.42	1.3353	$0.0032	$ 5.11
Return on $25 investment after 12 months assuming the current principal amount were realized as the payment at maturity:					**-64.96%**			**-100%**			**65.69%**			**-79.56%**

As in example 3 and example 4, in this example the industrial metals index demonstrates both monthly increases and decreases over the 12 month period. However, in this example the Base Metals Double Long ETNs have lost the entire initial investment of $25 due to overall adverse monthly performances. This demonstrates that once the repurchase value equals zero, the securities will accelerate for the amount equal to the zero repurchase value and the investor will not receive any further return on their investment. As such, even though the industrial metals index increased in the last month of the example, the current principal amount for the Base Metals Double Long ETNs did not benefit from the increase in the industrial metals index as the securities had accelerated. The Base Metals Long ETNs did benefit from the increase in the last month, since the securities did not accelerate; however, they lost most of their value due to the significant decline in the industrial metals index over the 12 month period. The example also demonstrates that despite the industrial metals index generally trending down over the 12 month period, the Base Metals Double Short ETNs lost a considerable amount due to the marked increase in the industrial metals index from month 2 to month 3 (75 to 110) and finished the 12 month period with a net loss as the subsequent beneficial monthly performances (i.e. declines in the industrial metals index) were insufficient to restore that initial loss. In contrast, the Base Metals Short ETNs demonstrated a positive return over the 12 month period as the lack of leverage meant that they did not suffer from the marked increase in the industrial metals index to the same degree as the Base Metals Double Short ETNs.

Historical Information

The following graphs set out the historical hypothetical performance of each of the four securities being offered as if the investments represented by the securities were commenced on the date indicated and the combined performance of the industrial metals index and the TBill index for the corresponding period. The base date for the industrial metals index is September 3, 1997 and there is no historical data on the performance of the industrial metals index prior to that date.

The graphs demonstrate that, even though the securities depicted use the same historical industrial metals index and TBill index levels for overlapping investment periods of approximately 11, 10, 9 and 8 years through to June 12, 2008, respectively, the hypothetical inception date of the security influences the performance of the security during its term and at its hypothetical maturity. This is because the initial level used to calculate the month-over-month performance of the industrial metals index and the TBill index varies and affects the measurement of subsequent month-over-month performances. Accordingly, even though all securities use the same historical industrial metals index and TBill index levels for the periods during which they overlap, the performance of each security varies from graph to graph.

The graphs below are presented for explanative purposes only, and do not represent the actual return you should expect to receive on the securities. Past performance of the industrial metals index and the TBill index are not indicative of future performance of either sub-index or your investment in the securities. **The securities do not guarantee any return of, or on, your initial investment.**

Long ETNs









Short ETNs





Historical Performance - Chart 6
Commencing September 1, 1998



Historical Performance - Chart 7
Commencing September 1, 1999



The graph below shows the historical performance of the industrial metals index, the TBill index and the combined industrial metals index and TBill index for the period commencing September 3, 1997 to June 12, 2008. It does not show the effect of the investor fee on the performance of these sub-indices or on their combined performance. Past performance of the industrial metals index and the TBill index is not indicative of future performance of either sub-index or your investment in the securities. Publication of the industrial metals index began in August 8, 2006 and publication of the TBill index began on February 27, 2008. Any industrial metals index or TBill index levels prior to those dates were retrospectively calculated. **The securities do not guarantee any return of, or on, your initial investment.**



RISK FACTORS

The securities are senior unsecured obligations of Deutsche Bank, acting through its London branch. The securities are riskier than ordinary unsecured debt securities and do not guarantee a return of principal or pay any interest. The return on the securities is linked to the monthly performance of the Index, subject to the investor fee. Investing in the securities is not equivalent to investing directly in aluminum, copper-grade A, zinc or 3-month Treasury bills.

This section describes the most significant risks relating to an investment in the securities. **We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement before investing in the securities.**

The principal of your securities is not protected and you may lose all or a significant portion of your investment in the securities

The principal of your securities is not protected. Our cash payment, if any, on your securities on the maturity date or a repurchase date will be based on the month over month performance of the index factor prior to the maturity date or repurchase date, subject to the investor fee. You may lose all or a significant amount of your investment in the securities if there are repeated or severe adverse monthly performances in the Index.

Even if the industrial metals index and TBill index at maturity or upon repurchase by Deutsche Bank have moved beneficially relative to their initial levels, you may receive less than your initial investment in the securities

Because the return on your securities at maturity or upon repurchase is dependent upon the month over month performance of the Index prior to the maturity date or repurchase date, subject to the investor fee, even if the industrial metals index and the TBill index at maturity or

upon repurchase have moved beneficially relative to their initial levels, there is no guarantee that you will receive a positive return on, or a full return of, your initial $25 investment. The month over month performance of the sub-indices as reflected in the applicable index factor will need to offset the impact of the investor fee each month for the current principal amount to increase. Further, even if at maturity or upon a repurchase the industrial metals index and TBill index have moved beneficially relative to their initial levels, this may not be enough to offset prior months of adverse monthly performance which could have reduced the current principal amount below $25. Similarly, any beneficial movement of the sub-indices during a month will not be reflected in the current principal amount unless the beneficial movement applies at the end of the month (except to the extent that the repurchase value reflects intra-month beneficial movements in the applicable index factor).

If you invest in the Base Metals Double Short ETNs or the Base Metals Double Long ETNs, any adverse monthly performance will be leveraged, meaning you will lose an amount from your current principal amount at a rate of 2% for every 1% of adverse performance of the industrial metals index (subject to any positive return on the TBill index and the application of the fee factor)

If you invest in the Base Metals Double Short ETNs or the Base Metals Double Long ETNs, you are exposed to the risk that adverse monthly performances of the industrial metals index will be leveraged. This means that if the industrial metals index experiences an adverse monthly performance, your current principal amount will be reduced by an amount equal to 2% for every 1% of adverse performance, subject to any positive return on the TBill index and the application of the fee factor. While the monthly reset of the current principal amount is designed to reduce the effect of the leverage on any adverse performance over time, it does not mitigate the effect of the leverage on any single month's adverse performance.

If the current principal amount increases above $25, any subsequent adverse monthly performance will result in a larger dollar reduction from your current principal amount than if the current principal amount remained constant at $25

If the current principal amount increases above $25, the dollar amount which you can lose in any single month from an adverse monthly performance will increase correspondingly so that the dollar amount lost will be greater than if the current principal amount were maintained at a constant $25. This means that if you invest in the Base Metals Double Short ETNs or the Base Metals Double Long ETNs, you could lose more than 2% of your initial $25 investment for each 1% of adverse monthly performance of the industrial metals index. Similarly, if you invest in the Base Metals Short ETNs or Base Metals Long ETNs, you could lose more than 1% of your initial $25 investment for each 1% of adverse monthly performance.

If the current principal amount decreases below $25, any subsequent beneficial monthly performance will result in a smaller dollar increase on your current principal amount than if the current principal amount remained constant at $25

If the current principal amount decreases below $25, the dollar amount which you can gain in any single month from a beneficial monthly performance will decrease correspondingly. This is because the applicable index factor will be applied to a smaller current principal amount. As such, the dollar amount which you can gain from any beneficial monthly performance will be less than if the current principal amount were maintained at a constant $25. This means that if the current principal amount decreases below $25, it will take larger beneficial monthly performances to restore the value of your investment back to the amount of your initial investment than would have been the case if the current principal amount were maintained at a constant $25. Further, if you invest in the Base Metals Double Short ETNs or the Base Metals Double Long ETNs, you could gain less than 2% of your initial $25 investment for each 1% of beneficial monthly performance.

It is possible that your securities will be accelerated due to a zero repurchase value and your investment will be lost before the scheduled maturity of the securities

Because the current principal amount is reset each month, adverse monthly performances will be reflected in the current principal amount each month rather than only upon repurchase or at maturity. If there are severe or repeated adverse monthly performances during the term of the securities, the repurchase value on any trading day could be reduced to zero. If this occurs, the securities will automatically accelerate for an amount equal to the zero repurchase value and you will not receive any return of your investment.

Your securities will be accelerated if a regulatory event has occurred which the calculation agent determines is materially interfering with our ability to effectively hedge our exposure under the securities

We have the right to accelerate the securities for the then current repurchase value if a regulatory event has occurred which the calculation agent determines is materially interfering with our ability to effectively hedge our exposure under the securities. The type of regulatory event that may trigger this acceleration includes, but is not limited to, a change of law or rules, or administrative action applying or interpreting those laws or rules, either of the United States, any jurisdiction in which a relevant exchange is located (as defined below) or of a commodities exchange or market (including those within and outside of the United States), which interferes with our ability to hedge our exposure under the securities. Actions such as the refusal of an exchange or a government regulatory agency to allow Deutsche Bank to transact in commodity futures contracts consistent with current practice or the imposition of position limits on Deutsche Bank's trading activities could trigger a regulatory event and potentially an acceleration of the securities. If we accelerate the securities, you will only receive the repurchase value and will not receive any other compensation or amount for the loss of the investment opportunity of holding the securities.

There are restrictions on the minimum number of securities you may offer to Deutsche Bank for repurchase

You must offer at least 200,000 securities from a single offering to Deutsche Bank for repurchase at one time on any repurchase date and multiples of 50,000 securities in excess thereof. The minimum repurchase amount of 200,000 securities and the procedures involved in the offer of any repurchase represent substantial restrictions on your ability to cause Deutsche Bank to repurchase your securities. For the purpose of satisfying the minimum repurchase amount, you cannot combine securities from separate offerings. See "Specific Terms of the Securities – Repurchase Procedures" for more information.

If you wish to offer more than 200,000 securities for repurchase by Deutsche Bank, you must do so in increments of 50,000 securities. For example, if you hold 273,000 securities from one offering, you may offer 200,000 or 250,000 securities for repurchase. However, you may not individually offer the entire amount of your holdings because 273,000 is not an integral multiple of 50,000. If you choose to offer 200,000 or 250,000 securities for repurchase, you will not be able to offer your remaining securities, 73,000 securities in the prior case or 23,000 securities in the latter case, for repurchase.

The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the securities at a premium or discount to their indicative value. There can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

A fee of up to $0.03 per security may be charged upon a repurchase

DBSI may charge a fee of up to $0.03 per security upon any repurchase. The imposition of this fee will mean that you will not receive the full amount of the repurchase value upon a repurchase.

You may not be able to offer your securities for repurchase because there may be less than 200,000 securities outstanding at any time including when the securities are first issued

On the settlement date, 200,000 securities of each offering will be issued. This is equal to the minimum number of securities required to make an offer to us for the repurchase of your securities. Accordingly, unless and until we issue further securities of a particular offering, you will not be able to avail yourself of the repurchase mechanic unless you hold 100% of the outstanding securities for the particular offering. Further, even if we issue securities in excess of the initial 200,000 for a particular offering, the number of securities outstanding at any one time may be less than 200,000 due to prior repurchases by us of securities.

The market value of the securities may be influenced by many unpredictable factors

The market value of your securities may fluctuate between the date you purchase them and the applicable valuation date or the final valuation date. You may also sustain a significant loss if you sell the securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the securities. We expect that generally the level of the sub-indices will affect the market value of the securities more than any other factor. Other factors that may influence the market value of the securities include:

- the value of the industrial metals index, which will in turn be affected by interest rates; domestic and foreign economic and political conditions generally; monetary policies of the Federal Reserve Board; inflation and expectations concerning inflation; and the commodity markets (in particular, the market for futures contracts on aluminum, copper-grade A or zinc), which may fluctuate rapidly based on numerous factors including changes in supply and demand relationships, weather, agricultural, trade, fiscal, monetary and exchange control programs, and geopolitical and economic events, including wars, acts of terrorism and natural disasters;

- the value of the TBill index, which will in turn be affected by, among other things, government fiscal policy and monetary policies of the Federal Reserve Board; inflation and expectations concerning inflation; and supply and demand for Treasury bills;

- the volatility of each component of the sub-indices;

- the time remaining to the maturity of the securities;

- supply and demand for the securities, including inventory positions with any market maker;

- economic, financial, political, regulatory or judicial events that affect the levels of the sub-indices;

- the prevailing rate of interest; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors interrelate in complex ways, and the effect of one factor on the market value of your securities may offset or enhance the effect of another factor.

The prices of the commodities reflected in the industrial metals index are affected by numerous factors

Changes in supply and demand can have significant adverse effects on the prices of aluminum, copper-grade A and zinc. In addition, aluminum, copper-grade A and zinc tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Aluminum, copper-grade A and zinc are affected by technological developments, government policies regarding industrial, natural resources, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. Changes in the levels of global industrial activity and adjustments to inventory in response to changes in economic activity and/or pricing levels can cause a great deal of volatility in the demand for the industrial metals. In addition,

there are many risks specific to the individual industrial metals index constituents:

Aluminum: Changes in the levels of global industrial activity and adjustments to inventory in response to changes in economic activity and/or pricing levels can cause a great deal of volatility in the demand for aluminum. The automobile, packaging and construction sectors are particularly important to the demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

Copper-Grade A: The electrical and construction sectors are particularly important to the demand for copper. In recent years demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Co-operation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Zinc: The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for a significant percentage of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. Growth in the production of galvanized steel will drive zinc demand. The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. Low prices for zinc in the early 1990s tended to discourage such investments.

The London Metal Exchange does not have daily price limits

The official cash offer prices of aluminum, copper-grade A and zinc are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals' market which operates in a manner more closely analogous to the over–the–counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the monthly valuation date, valuation date or final valuation date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of aluminum, copper and zinc, and consequently the current principal amount and/or payment to you, could be adversely affected.

Trading on a commodity exchange outside the United States may involve certain risks not applicable to trading on United States regulated exchanges

Because trading of aluminum, copper and zinc is conducted on a commodity exchange outside the United States, such trading is not regulated by any United States governmental agency and may involve certain risks not applicable to trading on United States exchanges, including different or diminished investor protections. Investors could incur substantial losses from trading on foreign exchanges which such investors would not have otherwise been subject to had the trading been limited to U.S. markets.

The prices of the commodities reflected in the industrial metals index are subject to emerging markets' political and economic risks

Aluminum, copper-grade A and zinc may be produced in emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability may significantly impact the level of the industrial metals index and, consequently, adversely affect the return on your investment.

Historical levels of the sub-indices should not be taken as an indication of the future performance of the Index during the term of the securities

The actual performance of the sub-indices over each month during the term of the securities, as well as the amount payable at maturity or upon repurchase by Deutsche Bank, may bear little relation to the historical and retrospective calculations of the sub-indices. Publication of the industrial metals index began on August 8, 2006 with a base date of September 3, 1997 and publication of the TBill index began on February 27, 2008 with a base date of November 22, 1998. Therefore both indices have very limited actual performance history. Any levels for either index corresponding to dates prior to the date they commenced publishing were retrospectively calculated.

The index sponsor may adjust the sub-indices in ways that affect the level of the sub-indices, and the index sponsor has no obligation to consider your interests

Deutsche Bank, as index sponsor, determines the composition of the sub-indices and can add to, delete or substitute the components currently comprising the sub-indices or make other changes that could change the levels of the sub-indices. Additionally, the index sponsor may alter, discontinue or suspend a sub-index. Any of these actions could adversely affect the value of the securities. The index sponsor has no obligation to consider your interests in revising a sub-index.

Your return will not reflect the return on a direct investment in any of the underlying commodities

The return on your securities will not match the return you would have received had you invested directly in Aluminum, Copper-Grade A or Zinc. In particular, an investment in the securities is subject to the investor fee which reduces the amount of your return at maturity or upon repurchase of the securities by Deutsche Bank and the monthly reset of the current principal amount.

The securities may not be a suitable investment for you

The securities may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the levels of the sub-indices; you seek a guaranteed return of principal; you believe the applicable index factor will perform adversely or insufficiently beneficially to offset the impact of the investor fee during the term of the securities; you seek an investment which measures the simple performance of the underlying commodities over a period equivalent to the term of the securities, rather than its month-over-month performance; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment.

Changes in our credit ratings may affect the market value of your securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your securities. However, because the return on your securities is dependent upon certain factors in addition to our ability to pay our obligations on your securities, an improvement in our credit ratings will not reduce the other investment risks related to your securities or increase the market value of your securities.

You will not receive interest payments on the securities or have rights in the sub-index components

You will not receive any periodic interest payments on the securities. As an owner of the securities, you will not have rights that investors in the components of the industrial metals index or TBill index may have. You will receive cash for your securities, if any, and you will have no right to receive delivery of any of the components of the industrial metals index or TBill index.

There may not be an active trading market in the securities; sales in the secondary market may result in significant losses

Although the securities have been approved for listing, subject to official notice of issuance, on NYSE Arca, a trading market for your securities may not develop and no assurances can be given as to the continuation of any listing during the term of the securities. We are not required to maintain any listing of the securities on NYSE Arca or any other exchange.

The forward price curves for base metals may decrease the amount payable at maturity

The Optimum Yield methodology of the index attempts to minimize the negative impact of forward price curves for base metals on the level of the industrial metals index; its success in doing this will adversely affect the Base Metals Short ETNs and Base Metals Double Short ETNs while its failure to do so will adversely affect the Base Metals Long ETNs and Base Metals Double Long ETNs. If the market for the applicable base metals futures contract is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of an existing contract would take place at a price that is higher than the price of the new contract, thereby creating a positive "roll yield." By contrast, contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. While some commodity futures contracts display consistent periods of backwardation, aluminum and zinc have historically traded in "contango" markets.

The current and continued presence of contangoed or backwardated markets for these commodities is not assured or certain. The absence of backwardation in the markets for the underlying commodities could result in negative "roll yields", which could adversely affect the value of the industrial metals index and, accordingly, affect the amount payable to you at maturity or upon a repurchase of the Base Metals Double Long ETNs and Base Metals Long ETNs. Conversely, to the extent that the Optimum Yield rolling methodology effectively minimizes contango and maximizes backwardation, it will increase the level of the industrial metals index, which will have an adverse effect on the values of the Base Metals Double Short ETNs and the Base Metals Short ETNs. See "The Indices – The Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ Excess Return" below.

Suspension or disruptions of market trading in the underlying commodities and related futures may adversely affect the value of your securities

Commodity futures markets, such as the markets on which the futures contracts underlying the industrial metals index are traded, are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit,

or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the value of the industrial metals index and therefore could adversely affect the value of your securities.

Concentration risks associated with the Index may adversely affect the value of your securities

The industrial metals index is comprised of futures contracts on three industrial metal commodities (aluminum, copper-grade A and zinc) and is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other commodities indices may be more diversified than the industrial metals index in terms of both the number and variety of futures contracts on commodities. Because your investment in the securities is highly concentrated in a single sector, you will not benefit, with respect to the securities, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

The correlation among the futures contracts underlying the industrial metals index could change unpredictably

Correlation is the extent to which the values of the underlying commodity futures contracts increase or decrease to the same degree at the same time. A change in the correlation among the underlying futures contracts could cause an adverse movement in the level of the industrial metals index and the value of the securities.

The return on your investment could be significantly less than the return on any individual underlying commodity

The return on your investment in the securities could be less than the return on an alternative investment with similar risk characteristics, even if some of the commodity futures contracts included in the industrial metals index have generated significant returns. The prices of such futures contracts may move in different directions at different times compared to each other, and underperformance by one or more contract included in the industrial metals index will adversely affect the industrial metals index's performance.

Trading by Deutsche Bank and other transactions by Deutsche Bank and/or its affiliates in instruments linked to the sub-indices or index components may impair the market value of the securities

As described below under "Use of Proceeds and Hedging" in this pricing supplement, we expect to enter into transactions to hedge our obligations under the securities. Such transactions may involve purchases of the futures contracts underlying the industrial metals index, options on the industrial metals index, or other derivative instruments with returns linked to the performance of the sub-indices or their components and we may adjust our hedge positions by, among other things, purchasing or selling any of the foregoing. Although they are not intended to, any of these hedging activities may affect the market price of the futures contracts underlying the industrial metals index and the levels of the sub-indices and, therefore, the market value of the securities. It is possible that our hedging activities could produce substantial returns for us even though the market value of the securities declines.

We may also issue other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we could adversely affect the market value of the securities.

With respect to any of the activities described above, we have no obligation to take the needs of any buyer, seller or holder of the securities into consideration at any time.

The liquidity of the market for the securities may vary materially over time

As stated on the cover of this pricing supplement, we sold $5 million of the securities on the inception date, and additional securities will be offered and sold from time to time

through DBSI, acting as our agent. Also, the number of securities outstanding could be reduced at any time due to repurchases of the securities by Deutsche Bank as described in this pricing supplement. Accordingly, the liquidity of the market for the securities could vary materially over the term of the securities. While you may elect to offer your securities for repurchase by Deutsche Bank prior to maturity, such repurchase is subject to the restrictive conditions and procedures described elsewhere in this pricing supplement, including the condition that you must offer at least 200,000 securities per offering or an integral multiple of 50,000 securities in excess thereof to Deutsche Bank at one time for repurchase on any repurchase date.

We or our affiliates may have economic interests adverse to those of the holders of the securities

Deutsche Bank and other affiliates of ours expect to engage in trading activities related to the components of the industrial metals index, futures or options on the components of the industrial metals index or the sub-indices, or other derivative instruments with returns linked to the performance of the components of the industrial metals index or the sub-indices, for their accounts and for other accounts under their management. Deutsche Bank and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the sub-indices. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the levels of the sub-indices and, accordingly, could affect the value of the securities and the amount payable to you at maturity.

We or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the levels of the sub-indices or the components of the industrial metals index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

The business activities of DBSI may create conflicts of interest

DBSI and its affiliates expect to engage in trading activities related to the components of the industrial metals index, futures or options on the components of the industrial metals index, or other derivative instruments with returns linked to the performance of the components of the industrial metals index or the sub-indices that are not for the account of holders of the securities or on their behalf. These trading activities may present a conflict between the holders' interest in the securities and the interests that DBSI and its affiliates will have in their proprietary accounts, in facilitating transactions, including futures, options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of the sub-indices, could be adverse to the interests of the holders of the securities. Moreover, DBSI has published and in the future expects to publish research reports and trading advice with respect to some or all of the components of the sub-indices. This research and trading advice is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. The research and trading advice should not be viewed as a recommendation or endorsement of the securities in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by DBSI or its affiliates may affect the market price of the components of the industrial metals index and the levels of the sub-indices and, therefore, the market value of the securities. With respect to any of the activities described above, neither DBSI nor its affiliates have any obligation to take the needs of any buyer, seller or holder of the securities into consideration at any time.

The index sponsor may discontinue the sub-indices and public disclosure of information relating to a sub-index may change over time

The index sponsor is under no obligation to continue to compile and publish the sub-indices and is not required to compile and publish any successor index if either sub-index is discontinued. If the index sponsor discontinues or suspends the compilation or publication of a sub-index, it may become difficult to determine the current principal amount, the market value of the securities or the amount payable at maturity or upon repurchase by Deutsche Bank. Initially, Deutsche Bank AG, London Branch will serve as the calculation agent for the securities (the "calculation agent"). In the event the index sponsor discontinues or suspends the compilation or publication of a sub-index, the calculation agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by Deutsche Bank). If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued sub-index exists, the amount you receive at maturity or upon repurchase by Deutsche Bank will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Securities – Discontinuance or Modification of the Index" in this pricing supplement.

The policies of the index sponsor and any changes thereto that affect the composition and valuation of a sub-index could affect the amount payable on your securities and their market value

The policies of the index sponsor concerning the calculation of the level of a sub-index, additions, deletions or substitutions of the components in the sub-indices and the manner in which changes affecting a sub-index are reflected could affect the level of such sub-index and, therefore, the current principal amount, the amount payable on your securities at maturity or upon repurchase by Deutsche Bank and the market value of your securities prior to maturity.

Additional index components may satisfy the eligibility criteria for inclusion in any sub-index and the index component currently included in the industrial metals index may fail to satisfy such criteria. In addition, the index sponsor may modify the methodology for determining the composition and weighting of a sub-index, or for calculating the level of a sub-index. The index sponsor may also discontinue or suspend compilation or publication of a sub-index, in which case it may become difficult to determine the market value of such sub-index. Any such changes could adversely affect the value of your securities.

If events such as these occur, or if the level of a sub-index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the level of such sub-index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under "Specific Terms of the Securities – Discontinuation or Modification of the Index" and "– Role of Calculation Agent."

There are potential conflicts of interest between you and the calculation agent

We will serve as the calculation agent. The calculation agent will, among other things, decide the amount of the return paid out to you on the securities at maturity or upon repurchase by Deutsche Bank. For a more detailed description of the calculation agent's role, see "Specific Terms of the Securities – Role of Calculation Agent" in this pricing supplement. If the index sponsor were to discontinue or suspend compilation or publication of the industrial metals index or to discontinue or suspend calculation of the industrial metals index and the index sponsor does not appoint another entity to calculate and publish the industrial metals index, it may become difficult to determine the level of the industrial metals index. If events such as these occur, or if the level of a sub-index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the level of such sub-index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under

"Specific Terms of the Securities – Role of Calculation Agent" in this pricing supplement. The calculation agent will also be required to determine whether a regulatory event has occurred which gives rise to our right to accelerate the securities.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the industrial metals index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the calculation agent's judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the securities, the calculation agent may have a conflict of interest if it needs to make any such decision.

If a market disruption event has occurred or exists on a valuation date or the final valuation date, the calculation agent can postpone the determination of the index factor for each offering of securities, the maturity date or a repurchase date

The determination of the index factor for each offering of securities on a monthly valuation date, valuation date or final valuation date, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on such valuation date. In case of such postponement, the corresponding repurchase date or the maturity date could be postponed accordingly.

If postponement of the determination of an index factor for a valuation date or the final valuation date, due to a market disruption event occurs, such postponement will continue until the next trading day on which there is no market disruption, up to ten scheduled trading days. If a market disruption event causes the postponement of the determination of an index factor for a valuation date or the final valuation date for more than ten scheduled trading days, the level of the relevant sub-index for the relevant repurchase date or the maturity date, as applicable, will be determined (or, if not determinable, estimated) by the calculation agent in a manner which it considers commercially reasonable under the circumstances. See "Specific Terms of the Securities – Market Disruption Events."

The U.S. tax consequences of an investment in a Security are unclear

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. Furthermore, as described in "Certain U.S. Federal Income Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues related to the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of this pricing supplement entitled "Certain U.S. Federal Income Tax Consequences" and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE INDICES

The return on the securities is linked to the performance of a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ (the "Index"). The return on the Index is derived by combining the returns on two component indices: the DB 3-Month T-Bill Index (the "TBill index") and the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ Excess Return (the "industrial metals index").

The Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ Excess Return

The industrial metals index is intended to reflect the price changes, positive or negative, in a basket of futures contracts on three industrial metals commodities (each such futures contract, an "underlying futures contract"; each such commodity, an "underlying commodity"). The "relevant exchange" for all underlying commodities is the London Metal Exchange Limited or its successor ("LME"). The closing price for an underlying futures contract on an index business day is the price of such contract at the regular close of the principal trading session on such day on the relevant exchange for such underlying futures contract, as published by the relevant exchange for that index business day or, if in the determination of the index sponsor, a price is not available on such index business day (including by reason of there being an exchange holiday on such index business day), the price as published by the relevant exchange for the immediately preceding index business day for which a price is available.

Aluminum Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Aluminum will be its price at the regular close of the principal trading session on such day on the LME, re-expressed in U.S. Dollars per metric tonne of Aluminum, as published by LME for that Index Business Day or, if in the determination of the Sponsor a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Copper-Grade A Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Copper-Grade A will be its price at the regular close of the principal trading session on such day on LME, re-expressed in U.S. Dollars per metric tonne of Copper-Grade A, as published by LME for that Index Business Day or, if in the determination of the Sponsor a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Zinc Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to Zinc will be its price at the regular close of the principal trading session on such day on LME, re-expressed in U.S. Dollars per metric tonne of Zinc, as published by LME for that Index Business Day or, if in the determination of the Sponsor a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

The industrial metals index is calculated on an excess return, or unfunded, basis and has been calculated back to a base date of September 3, 1997. On the base date the closing level of the industrial metals index was 100.

Methodology

Roll methodology

A rules-based approach is employed to replace, or roll, each underlying futures contract as it approaches maturity with a futures contract on the same commodity having a later maturity date. This replacement takes place over a period of time in order to lessen the impact on the market for the underlying futures contract. Rather than select a new futures contract based on a predetermined schedule (e.g., monthly), the industrial metals index rolls to the eligible futures contract which has the same underlying commodity as the expiring contract and generates the best possible implied roll yield. In general, as a futures contract approaches its expiration date, its price moves towards the spot price. In a contangoed market, assuming the spot price does not change, this results in the futures contract price decreasing and a negative implied roll yield. The opposite is true in a backwardated market. The industrial metals index seeks to maximize the roll benefits in backwardated markets and minimize the losses from rolling in contangoed markets.

On the first New York business day of each month (a "verification date"), each underlying futures contract is tested in order to determine whether to continue including it in the industrial metals index. If the underlying futures contract requires delivery of the underlying commodity in the next month (the "delivery month"), a new futures contract on the same commodity is selected for inclusion in the industrial metals index. For example, if the first New York business day of the month is June 1, 2008, and the delivery month of the current underlying futures contract is July 2008, a new futures contract on the same underlying commodity with a later delivery month will be selected to replace the current contract.

The new futures contract selected will be the futures contract with the same underlying commodity as the expiring contract, which has the best possible implied roll yield based on the closing price for each eligible futures contract. Eligible futures contracts are those futures contracts having a delivery month (i) no sooner than the month after the delivery month of the futures contract being replaced, and (ii) no later than the 13th month after the verification date. For example, if the first New York business day of the month is June 1, 2008 and the delivery month of the current underlying futures contract is July 2008, the delivery month of an eligible new futures contract must be between August 2008 and August 2009. The implied roll yield of each eligible futures contract is calculated and the futures contract with the best possible implied roll yield is selected. If two futures contracts have the same implied roll yield, the futures contract with the minimum number of months prior to the delivery month is selected.

After the new futures contract is selected, the old futures contract is unwound and a position is established in the new futures contract. Such

recomposition occurs over a period spanning from the 2nd to the 6th index business day of the month (the "recomposition period").

Calculation of the industrial metals index closing level

The industrial metals index closing level on any index business day is the sum of the weighted closing prices of the underlying futures contracts for such index business day, rounded to six decimal places. The "weighted closing price" of an underlying futures contract on a particular index business day is the product of the weight of such underlying futures contract in the industrial metals index, which we refer to as the "instrument amount", multiplied by the underlying futures contract's closing price on such day on the relevant exchange.

The instrument amount of each underlying futures contract on any index business day that does not fall within a recomposition period and is not a rebalancing day will be equal to the instrument amount for such underlying futures contract on the previous index business day. The sixth business day of November each year is a "rebalancing day", subject to postponement in the event of a market disruption event. On each rebalancing day, the instrument amount of each underlying futures contract is set equal to a base weight of 33.33%.

During a recomposition period, the industrial metals index will reflect any underlying futures contract being replaced as well as any underlying futures contract that is replacing it, so that the industrial metals index will reflect two underlying futures contracts on the same underlying commodity. The instrument amount of the old futures contract is gradually reduced over the recomposition period and the instrument amount of the new futures contract is gradually increased so that, throughout the period, the sum of the instrument amounts for the two futures contracts is equal to the instrument amount of the old futures contract on the day prior to the start of the recomposition period.

"Index business day" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

Change in the methodology of the industrial metals index

The index sponsor employs the methodology described above and its application of such methodology shall be conclusive and binding. While the index sponsor currently employs the above described methodology to calculate the industrial metals index, no assurance can be given that fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting an underlying commodity or an underlying futures contract) will not arise that would, in the view of the index sponsor, necessitate a modification of or change to such methodology and in such circumstances the index sponsor may make any such modification or change as it determines appropriate. The index sponsor may also make modifications to the terms of the industrial metals index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision of the industrial metals index. The index sponsor will publish notice of any such modification or change and the effective date thereof as set forth below.

Publication of closing levels and adjustments

In order to calculate the level of the industrial metals index, the index sponsor polls Reuters every 15 seconds to determine the real time price of the underlying futures contracts. The index sponsor then applies a set of rules to this value to create the indicative level of the industrial metals index. These rules are consistent with the rules which the index sponsor applies at the end of each trading day to calculate the closing level of the industrial metals index.

The index sponsor publishes the closing level of the industrial metals index daily.

The most recent end-of-day closing level of the industrial metals index is published under its own symbol as of the close of business for the relevant exchanges each trading day on the consolidated tape, Reuters and/or Bloomberg.

Interruption of index calculation

Force majeure event

Calculation of the industrial metals index may not be possible or feasible under certain events or circumstances, including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance, that is beyond the reasonable control of the index sponsor and that the index sponsor determines affects the industrial metals index or one of the underlying commodities. Upon the occurrence of any such force majeure event, the index sponsor may, in its discretion, elect one (or more) of the following options:

- make such determinations and/or adjustments to the terms of the industrial metals index as it considers appropriate to determine any closing level on any such appropriate index business day; and/or

- defer publication of the information relating to the industrial metals index until the next index business day on which it determines that no force majeure event exists; and/or

- permanently cancel publication of the information relating to the industrial metals index.

Index disruption event

Additionally, calculation of the industrial metals index may be disrupted by an event that would require the index sponsor to calculate the closing price in respect of an underlying futures contract on an alternative basis were such event to occur or exist on a day that is a trading day for the underlying futures contract on the relevant exchange. If such an index disruption event in relation to an underlying futures contract as described in the prior sentence occurs and continues for a period of five successive trading days on the relevant exchange, the index sponsor will, in its discretion, either

- continue to calculate the relevant closing price for a further period of five successive trading days on the relevant exchange, or

- if such period extends beyond the five successive trading days, the index sponsor may elect to replace the affected underlying futures contract and make all necessary adjustments to the methodology and calculation of the industrial metals index as it deems appropriate.

Additionally, Deutsche Bank AG, London Branch, as calculation agent for the securities, has discretion to determine the value of the industrial metals index in the event of disruptions occurring with regard to the futures contracts underlying the industrial metals index. See "Specific Terms of the Securities – Market Disruption Events".

DBLCI™, DBLCI-OY Industrial Metals ER™ and Deutsche Bank Liquid Commodity Index™ are trade marks of Deutsche Bank AG, London Branch, the index sponsor. Any use of these marks must be with the consent of or under license from the index sponsor.

The DB 3-Month T-Bill Index

The TBill index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

On any index business day, the closing level of TBill index is equal to the TBill index closing level on the index business day immediately preceding such index business day multiplied by the product of (i) the sum of (a) one and (b) the T-bill accrual factor for such index business day and (ii) the sum of (a) one and (b) the T-bill accrual factor for such index business day raised to the power of the number of days which are not index business days during the period from (but excluding) the index business day immediately preceding such index business day to (but excluding) such index business day. Expressed as a formula, the closing level of the TBill index is equal to:

$$TR_{d-1} * (1+TBAF_d)*(1+TBAF_d)^n$$

Where:

"d" is the relevant index business day;

"d-1" is the index business day immediately preceding the relevant index business day;

"$TBAF_d$" is the T-bill accrual factor for the relevant index business day; and

"n" is the number of days that are not index business days during the period from (but excluding) the index business day immediately preceding the relevant index business day to (but excluding) the relevant index business day.

For the purposes of this paragraph:

"T-bill accrual factor" means, in respect of an index business day, an amount calculated by the index sponsor in accordance with the following formula:

$$(1-91/360 \times TBR)^{(-1/91)} -1$$

where:

"TBR" means the closing three-month Treasury Bill rate appearing on Reuters Page US3MT = RR (or such page or service as may replace Reuters Page US3MT = RR for the purposes of displaying three-month Treasury Bill rates) in respect of the index business day immediately preceding such index business day (the "T-bill determination date") or if such rate is not published in respect of the T-bill determination date, the closing three-month Treasury Bill rate last published prior to the T-bill determination date.

VALUATION OF THE SECURITIES

The market value of the securities will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index and the spot and future prices of the underlying commodities on any day will affect the market value of the securities more than any other factor. Other factors that may influence the market value of the securities include, but are not limited to, supply and demand for the securities, the volatility of the sub-indices, prevailing interest rates, the volatility of securities markets, economic, financial, political, regulatory or judicial events that affect the level of the sub-indices, the general interest rate environment, as well as the perceived creditworthiness of Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of the factors that may influence the market value of the securities prior to maturity.

Indicative Value

An intraday "indicative value" meant to approximate the intrinsic economic value of each of the offerings of the securities will be published every 15 seconds on the following Bloomberg pages:

- Base Metals Double Short ETNs: "BOMIV"

- Base Metals Double Long ETNs: "BDDIV"

- Base Metals Short ETNs: "BOSIV"

- Base Metals Long ETNs: "BDGIV"

The actual trading prices of the securities may vary significantly from their indicative values.

Additionally, the calculation agent will publish the daily repurchase value for each offering of securities on the following Bloomberg pages:

- Base Metals Double Short ETNs: "BOMRP"

- Base Metals Double Long ETNs: "BDDRP"

- Base Metals Short ETNs: "BOSRP"

- Base Metals Long ETNs: "BDGRP"

In connection with your securities, we use the term "indicative value" to refer to the value at a given time based on the following equation:

Indicative value = current principal amount per security x applicable index factor x applicable fee factor

where:

Current principal amount	=	the current principal amount as reset on each monthly reset date
Applicable index factor	=	the applicable index factor with respect to your securities; and
Applicable fee factor	=	the most recent daily calculation of the fee factor with respect to your securities.

The indicative value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale or termination of your securities, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. The actual trading prices of the securities may vary significantly from their indicative values.

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to "holders" mean those who own the securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the securities registered in street name or in the securities issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the securities should read the section entitled "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement. The accompanying prospectus and prospectus supplement contain a detailed summary of additional provisions of the securities and of the senior indenture, dated as of November 22, 2006, among Deutsche Bank Aktiengesellschaft, Law Debenture Trust Company of New York, as trustee (referred to as the trustee), and Deutsche Bank Trust Company Americas, as paying agent, issuing agent and registrar, under which the securities will be issued (the "indenture"). You should read all the provisions of the accompanying prospectus and prospectus supplement, including information incorporated by reference, and the indenture.

Please note that the information about the price to the public and the proceeds to Deutsche Bank on the front cover of this pricing supplement relates only to the initial sale of the securities. If you have purchased the securities after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

No Interest

We will not make any interest payments during the term of the securities.

Denomination

We will offer the securities in denominations of $25 initial principal amount.

Payment at Maturity

If you hold your securities to maturity, you will receive a payment per security that will depend on the month over month performance of the Index as reflected in the index factor for the particular offering of securities, subject to the investor fee.

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

At maturity, your payment per security, if any, will be calculated as:

Current principal amount x applicable index factor on the final valuation date
x fee factor on the final valuation date

where,

Current principal amount	=	For the initial calendar month, the current principal amount will equal $25.00 per security. For each subsequent calendar month, the current principal amount will be reset as follows on the monthly reset date:

New current principal amount	=	*Previous* current principal amount x applicable index factor on the applicable monthly valuation date x fee factor on the applicable monthly valuation date

Index factor	Index factor for Base Metal Double Short ETNs:

= 1 + TBill index return – (2 x industrial metals index return)

Index factor for Base Metals Double Long ETNs:

= 1 + TBill index return + (2 x industrial metals index return)

Index factor for Base Metals Short ETNs:

= 1 + TBill index return – industrial metals index return

Index factor for Base Metals Long ETNs:

= 1 + TBill index return + industrial metals index return

where,

Industrial metals index return	=	$\dfrac{\text{Industrial metals index closing level} - \text{industrial metals index monthly initial level}}{\text{Industrial metals index monthly initial level}}$
TBill index return	=	$\dfrac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$

Fee factor	=	On any given day, the fee factor will be calculated as follows: 1 – [investor fee x day count fraction]

where,

Investor fee	=	0.75% per annum
Day count fraction	=	For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

For the initial calendar month, the industrial metals index monthly initial level will equal 238.709084, the industrial metals index closing level on the inception date. For each subsequent calendar month, the industrial metals index monthly initial level will equal the industrial metals index closing level on the monthly reset date for that calendar month.

The industrial metals index closing level will equal the closing level of the industrial metals index as reported on Bloomberg page "DBLCYEIM<Index>", subject to the occurrence of a market disruption event as described under "Market Disruption Events"; provided that on any calendar day which is not a day on which the closing level of the industrial metals index is published, the industrial metals index closing level will equal such level on the immediately preceding trading day.

For the initial calendar month, the TBill index monthly initial level will equal 234.895189, the TBill index closing level on the inception date. For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly reset date for that calendar month.

The TBill index closing level will equal the closing level of the TBill index as reported on Bloomberg page "DBTRBL3M<INDEX>".

The inception date is June 16, 2008.

The initial calendar month is the period from the inception date to June 30, 2008.

The monthly reset date, for each calendar month, is the first calendar day of that month beginning on July 1, 2008 and ending on May 1, 2038.

The monthly valuation date, for each monthly reset date, is the last calendar day of the previous calendar month beginning on June 30, 2008 and ending on April 30, 2038.

The final valuation date is May 27, 2038.

The maturity date is June 1, 2038, subject to postponement in the event of a market disruption event as described under "Market Disruption Events".

The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the industrial metals index are traded, in each case as determined by Deutsche Bank, as calculation agent, in its sole discretion.

A business day is a Monday, Tuesday, Wednesday, Thursday or Friday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

Payment Upon Repurchase

Prior to maturity, you may, subject to certain restrictions, offer for repurchase by Deutsche Bank a minimum of 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering. If you comply with the repurchase procedures described below, Deutsche Bank will be obligated to repurchase your securities, and on the applicable repurchase date, you will receive in exchange for those securities you have selected for repurchase a cash payment per security equal to the repurchase value on the applicable valuation date.

On any trading day, the repurchase value will equal:

Current principal amount x applicable index factor on the trading day x fee factor on the trading day

See "Repurchase Mechanics" below for additional requirements for offering your securities for repurchase.

A valuation date is the trading day on which you deliver an effective notice by 10 a.m. offering your securities for repurchase by Deutsche Bank.

In the event that payment upon repurchase by Deutsche Bank is deferred beyond the original repurchase date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

The securities are not redeemable at the option of Deutsche Bank but may be accelerated if the repurchase value equals zero or if a regulatory event has occurred and, in the opinion of the calculation agent, is materially interfering with our ability to effectively hedge our exposure under the securities .

The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

Repurchase Procedures

To effect a repurchase, you must irrevocably offer at least 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to DBSI no later than 10:00 a.m., New York City time, beginning on inception date and ending on the final valuation date, on your desired valuation date. The transaction will settle on the repurchase date, which will be the third business day following the applicable valuation date.

If you wish to offer your securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI by 10:00 a.m., New York City time, on your desired valuation date. The applicable repurchase date will be three business days following the valuation date. You must offer at least 200,000 securities or an integral multiple of 50,000 securities in excess thereof for repurchase by Deutsche Bank on any repurchase date. You may not combine securities from separate offerings for the purpose of satisfying the minimum repurchase amount. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade with respect to your securities on the applicable valuation date at a price equal to the applicable repurchase value, facing DBSI; and

- cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the applicable repurchase date (the third business day following the valuation date, subject to postponement in the event of a market disruption event as described under "Market Disruption Events").

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the securities in respect of such deadlines. If DBSI does not receive your offer for repurchase by 10:00 a.m., on your desired valuation date, your notice will not be effective and we will not accept your offer to repurchase your securities on the applicable repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable.

DBSI may charge a fee of up to $0.03 per security which is repurchased.

Acceleration Upon Zero Repurchase Value

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

Acceleration Upon a Regulatory Event

We will have the right to accelerate all of the outstanding securities for an amount equal to the repurchase value on the trading day we give notice of our exercise of this right if a regulatory event has occurred and, in the opinion of the calculation agent, is materially interfering with our ability to effectively hedge our exposure under the securities.

The day on which we give you notice will be a "valuation date" for the purposes of the terms of the securities. The transaction will settle on the "acceleration date", which will be the third business day following the applicable valuation date. We will give you notice of the acceleration of the securities through the customary channels.

A "regulatory event" means:

(a) an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), any jurisdiction in which a relevant exchange is located or any commodities exchange or market that occurs on or after the inception date; or

(b) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after the inception date.

Default Amount on Event of Default Acceleration

If an event of default occurs and the maturity of the securities is accelerated, we will pay the default amount in respect of each security at maturity. We describe the default amount below under "—Default Amount."

For the purpose of determining whether the holders of our Series A global notes, of which the securities are a part, are entitled to take any action under the indenture, we will treat the initial principal amount of each security outstanding as the principal amount of that security. Although the terms of the securities may differ from those of the other Series A global notes, holders of specified percentages in principal amount of all Series A global notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A global notes, including the securities. This action may involve changing some of the terms that apply to the Series A global notes, accelerating the maturity of the Series A global notes after a default or waiving some of our obligations under the indenture.

Default Amount

If a holder of a security accelerates the maturity of the security upon an event of default under the indenture referenced in the accompanying prospectus supplement, the amount payable upon acceleration will be the repurchase value

determined by the calculation agent on the next trading day.

Further Issuances

We may, from time to time, without your consent, create and issue additional securities having the same terms and conditions as the securities offered by this pricing supplement. If there is substantial demand for the securities, we may issue additional securities frequently. Such additional securities will be fungible with the outstanding securities.

Market Disruption Events

A disrupted day is any trading day on which a market disruption event occurs or is continuing.

If any monthly valuation date, valuation date or the final valuation date (each, a "reference date") is a disrupted day with regard to any underlying futures contract included in the industrial metals index (a "disrupted futures contract"), the calculation agent will calculate the value of the industrial metals index using closing prices of the underlying futures contracts included in the industrial metals index as follows:

(a) for all non-disrupted futures contracts, the closing price used by the calculation agent will be the closing price of the non-disrupted futures contract on the scheduled reference date; and

(b) for all disrupted futures contracts, the closing price used by the calculation agent will be the closing price of each disrupted futures contract on the next succeeding trading day that is not a disrupted day with regard to that disrupted futures contract; *provided* that if the ten successive scheduled trading days immediately following the scheduled reference date are all disrupted days with regard to the specific disrupted futures contract, the calculation agent will determine, in its sole discretion, and use, the closing price of such disrupted futures contract on the tenth scheduled trading day immediately following such reference date, notwithstanding that such tenth scheduled trading day is a disrupted day with regard to such disrupted futures contract.

For the purposes of calculating the industrial metals index in the case of a market disruption event, the calculation agent will use the instrument amount for each underlying futures contract as of the scheduled reference date, even if such reference date is a disrupted day for the relevant underlying futures contract.

If any reference date is a disrupted day, no adjustment will be made to the TBill index closing level which is used for that reference date.

If any valuation date or the final valuation date is a disrupted day and the date as of which the calculation agent determines the closing level of the industrial metals index falls less than three business days prior to the scheduled repurchase date or acceleration date corresponding to such valuation date or the maturity date, as applicable, such scheduled repurchase date, acceleration date or the maturity date, as applicable, will be postponed to the third business day following the date as of which the calculation agent has determined the closing level of the industrial metals index for such valuation date or the final valuation date, as applicable.

Any of the following will be a market disruption event with respect to any underlying futures contract:

- a material limitation, suspension or disruption in the trading of the underlying futures contract which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

- the daily contract reference price for the underlying futures contract is a "limit price", which means that the daily contract reference price for such contract has increased or decreased from the previous day's daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

- failure by the index sponsor to publish the closing value of the industrial metals index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for the underlying futures contract;

- any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the securities that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

- a limitation on the hours or number of days of trading on a trading facility on which the underlying futures contract is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

- a decision by a trading facility to permanently discontinue trading in the underlying futures contract.

Discontinuance or Modification of the Index

If the index sponsor discontinues compilation or publication of a sub-index and the index sponsor or any other person or entity (including Deutsche Bank) calculates and publishes an index that the calculation agent determines is comparable to such discontinued sub-index and approves as a successor index, then the calculation agent will determine the level of the Index on any relevant date and the amount payable at maturity or upon repurchase by Deutsche Bank by reference to such successor sub-index for the period following the discontinuation of the sub-index.

If the calculation agent determines that the publication of a sub-index is discontinued and that there is no applicable successor index, or that the closing level of the sub-index is not available for any reason other than a market disruption event, on the date on which the level of the sub-index is required to be determined, or if for any other reason (excluding a market disruption event) the sub-index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such sub-index.

If the calculation agent determines that either or both sub-indices, the components underlying either or both sub-indices (the "index components") or the method of calculating either or both sub-indices has been changed at any time in any respect – including any addition, deletion or substitution and any reweighting or rebalancing of index components, and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components, or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments to such sub-index or method of calculating such sub-index as it believes are appropriate to ensure that the level of such sub-index used to determine the amount payable on the maturity date or upon repurchase by Deutsche Bank is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the level of the sub-indices and the amount payable at maturity or upon repurchase by Deutsche Bank or otherwise relating to the level of the sub-indices may be made in the calculation agent's sole discretion. See "Risk Factors" in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Deutsche Bank AG, London Branch will serve as the calculation agent. The calculation agent will, in its sole discretion, make all determinations regarding the value of the securities, including at maturity or upon repurchase by Deutsche Bank, the current principal amount, market disruption events, business days, trading days, the fee factor, the index factors, the default amount, the closing levels of the sub-indices on any

valuation date, the maturity date, repurchase dates, the amount payable in respect of your securities at maturity or upon repurchase by Deutsche Bank and any other calculations or determinations to be made by the calculation agent as specified herein. The calculation agent will rely upon the published levels of the sub-indices, unless a market disruption event occurs in which case it may determine the closing level of the industrial metals index as specified herein. If the index sponsor discontinues compilation or publication of any sub-index, the calculation agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by the index sponsor) and shall be solely responsible for determining the value of the securities based on its calculation of such successor index. The calculation agent will also be required to determine whether a regulatory event has occurred which gives rise to our right to accelerate the securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

CLEARANCE AND SETTLEMENT

The Depository Trust Company ("DTC") participants that hold the securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC's settlement system with respect to the primary distribution of the securities and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the securities for the purposes we describe in the attached prospectus under "Use of Proceeds."

In expectation of the sale of the securities, we expect to enter into transactions to hedge our obligations under the securities. Such transactions may involve purchases of the sub-index components or instruments linked to the Index or the sub-indices prior to or on the inception date. In addition, from time to time after we issue the securities, we may enter into additional hedging transactions or unwind those hedging transactions previously entered into. In this regard, we may:

- acquire or dispose of long or short positions in some or all of the sub-index components;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the sub-index components or the sub-indices;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices; or

- engage in any combination of the above activities.

We may acquire a long or short position in securities similar to the securities from time to time and may, in our or their sole discretion, hold or resell those securities.

We may close out our hedge positions on or before the final valuation date. That step may involve sales or purchases of the sub-index components, listed or over-the-counter options or futures on index components or listed or over-the-counter options, futures, or other instruments linked to the levels of the sub-indices, as well as other indices designed to track the performance of the sub-indices.

The hedging activity discussed above may adversely affect the levels of the sub-indices and, as a consequence, the market value of the securities and the amount payable at maturity or upon repurchase by Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the securities to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or any individual non-U.S. investor who is present in the United States for 183 days or more in a taxable year in which the investor's securities are sold or retired. For example, the following discussion does not apply to an investor who simultaneously holds (i) a Base Metals Long ETN or a Base Metals Double Long ETN and (ii) a Base Metals Short ETN or a Base Metals Double Short ETN. In this case, you should consult your tax adviser regarding the potential application of the straddle rules to your investment.

Tax Treatment of the Securities

We believe it is reasonable to treat the securities as cash-settled prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment of the securities is respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale, exchange, repurchase or retirement, as described below.

Sale, Exchange, Repurchase or Retirement of the Securities. Upon a sale or exchange of a security (including repurchase or retirement), you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange, repurchase or retirement and your tax basis in the security. Your tax basis in a security generally should equal the amount you paid to acquire the security. This gain or loss generally should be capital gain or loss and should be long-term capital gain or loss if you have held the security for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of the income or loss with respect to a security.

It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, the securities would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined at the time of issuance of the securities, even though no corresponding cash would be received on the securities. In addition, any gain on the sale, exchange, repurchase or retirement of the securities would be treated as ordinary income.

Other alternative U.S. federal income tax characterizations of the securities might also require you to include amounts in income during the term of the securities and/or might treat all or a portion of the gain or loss on the sale or settlement of the securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the securities. For instance, it is possible that each replacement of a futures contract underlying the industrial metals index, annual rebalancing of the industrial metals index, change in the Index methodology or substitution of a successor index could be treated as a "deemed" taxable exchange that could cause you to recognize gain or loss (subject, in the case of loss, to possible application of the "wash sale" rules) as if you had sold or exchanged the securities.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues related to the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments; the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by the December 7, 2007 notice.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Sale, Exchange, Repurchase or Retirement of the Securities. Under current law, any gain from the sale or exchange of the securities (including repurchase or retirement) should not be subject to U.S. federal income tax, including withholding tax, unless that gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences Under Possible Alternative Treatments. If the securities were treated as indebtedness in whole or in part, any payments or accruals made or deemed to be made would not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) any income from the securities is not effectively connected with your conduct of a trade or business in the United States.

However, as described above under "—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Securities," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues related to the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. holders should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and if income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In order to claim an exemption from withholding, you will be required to provide a properly executed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Proceeds received from a sale, exchange, repurchase or retirement of the securities will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

DBSI, acting as our agent, sold $5 million of the securities on the inception date directly to initial investors at $25 per security. After the inception date, additional securities will be offered and sold from time to time, at prevailing prices at the time of sale, through DBSI, acting as our agent, to investors. DBSI in any subsequent distribution may charge a purchase fee of up to $0.03 per security. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. DBSI may also receive a payment from Deutsche Bank of a portion of the investor fee in consideration for its administrative role in the issuances and repurchases of the securities.

DB Commodity Services LLC and Deutsche Bank have entered into an agreement with Invesco Aim Distributors, Inc. ("Invesco") under which Invesco will receive a portion of the investor fee in consideration for its role in marketing the securities. The actual amount received by Invesco in a given year will depend on the number of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and certain statutory trusts which DB Commodity Services LLC serves as managing owner and marketed by Invesco. The amount paid to Invesco is subject to limitations on the amount of compensation which may be paid to FINRA members, such as Invesco.

We may deliver securities against payment therefor on a date that is greater than three business days following the date of sale of any securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the related trade date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Broker-dealers may make a market in the securities, although none of them are obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying prospectus supplement and prospectus) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell a security covered by this prospectus that they acquire from other holders after the original offering and sale of the securities, or they may sell a security covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the securities in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities, broker-dealers and other persons may make short sales of the securities and may cover such short positions by borrowing securities from us or our affiliates or by purchasing securities from us or our affiliates subject to our obligation to repurchase such securities at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. If these activities are commenced, they may be discontinued at any time. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of securities by market participants who cover their short positions with securities borrowed or acquired from us or our affiliates in the manner described above.

Deutsche Bank has retained DBSI, a member of the Financial Industry Regulatory Authority ("FINRA"), to provide certain services relating to the distribution of the Securities. The amount of the fees that represent underwriting compensation will not exceed a total of 8% of the proceeds to us from the securities.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local or non-U.S. law ("similar laws").

The acquisition of the securities by a plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those securities are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs," that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the securities. These exemptions are:

- PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

- PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

- PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

- PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

- PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any plan involved in the transaction and provided further that the plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Any purchaser or holder of securities or any interest therein will be deemed to have represented by its purchase and holding of the securities that it either (1) is not a plan and is not purchasing those securities on behalf of or with "plan assets" of any plan or (2) with respect to the purchase or holding is eligible for the exemptive relief available under any of the PTCEs listed above or the service provider exemption. In addition, any purchaser or holder of securities or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding of the securities that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing securities on behalf of or with "plan assets" of any plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption, or the potential consequences of any purchase or holding under similar laws, as applicable. If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in securities, you should consult your legal counsel.

The sale of any securities to a plan or non-ERISA arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans or arrangements generally or any particular plan or arrangement, or that such investment is appropriate for such plans or arrangements generally or any particular plan or arrangement.

LEGAL MATTERS

Davis Polk & Wardwell has acted as special counsel to the agent. Davis Polk & Wardwell has in the past represented the issuer and its affiliates and continues to represent the issuer and its affiliates on a regular basis and in a variety of matters.

FORM OF OFFER FOR REPURCHASE

[PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER]

Dated: [Desired valuation date]
Deutsche Bank Securities Inc., as Repurchase Agent ("DBSI")
Fax: 917-338-3849

Re: ETNs linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ due June 1, 2038 issued by Deutsche Bank AG (the "ETNs")

☐ PowerShares DB Base Metals Double Short Exchange Traded Notes (CUSIP Number: 25154K 858)

☐ PowerShares DB Base Metals Double Long Exchange Traded Notes (CUSIP Number: 25154K 841)

☐ PowerShares DB Base Metals Short Exchange Traded Notes (CUSIP Number: 25154K 833)

☐ PowerShares DB Base Metals Long Exchange Traded Notes (CUSIP Number: 25154K 825)

(Please check only one offering of ETNs)

The undersigned beneficial owner hereby irrevocably offers to Deutsche Bank AG ("Deutsche Bank") the right to repurchase the ETNs in the amounts and on the date set forth below.

Name of beneficial holder:

Stated principal amount of ETNs offered for repurchase (you must offer at least 200,000 ETNs or an integral multiple of 50,000 ETNs in excess thereof for repurchase at one time for your offer to be valid.):

Applicable valuation date: _____, 20____ (which is the date of this notice)

Applicable repurchase date: _____, 20____ (which is the third business day following the valuation date)

Contact Name:

Telephone Number:

My ETNs are held in the following DTC Participant's Account (the following information is available from the broker through which you hold your ETNs):

Name:
DTC Account Number (and any relevant sub-account):
Contact Name:
Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the ETNs specified above will not be repurchased unless (i) this offer, as completed and signed by the DTC Participant through which my ETNs are held (the "DTC Participant"), is delivered to DBSI by 10:00 a.m. New York City time on the desired valuation date, (ii) the DTC Participant has booked a "delivery vs. payment" ("DVP") trade on the applicable valuation date facing DBSI, and (iii) the DTC Participant instructs DTC to deliver the DVP trade to DBSI as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the applicable repurchase date.

The undersigned acknowledges that Deutsche Bank and DBSI will not be responsible for any failure by the DTC Participant through which such undersigned's ETNs are held to fulfill the requirements for repurchase set forth above.

_____
[Beneficial Holder]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE ETNS ARE HELD AND DELIVERED TO DBSI BY 10:00 a.m. NEW YORK CITY TIME ON THE DESIRED VALUATION DATE

BROKER'S CONFIRMATION OF REPURCHASE

[PART B: TO BE COMPLETED BY BROKER]

Dated: [Desired valuation date]

Deutsche Bank Securities Inc., as Repurchase Agent

Re: ETNs linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ due June 1, 2038 issued by Deutsche Bank AG (the "ETNs")

☐   PowerShares DB Base Metals Double Short Exchange Traded Notes (CUSIP Number: 25154K 858)

☐   PowerShares DB Base Metals Double Long Exchange Traded Notes (CUSIP Number: 25154K 841)

☐   PowerShares DB Base Metals Short Exchange Traded Notes (CUSIP Number: 25154K 833)

☐   PowerShares DB Base Metals Long Exchange Traded Notes (CUSIP Number: 25154K 825)

(Please check only one offering of ETNs)

Dear Sirs:

The undersigned holder of the ETNs checked above hereby irrevocably offers to Deutsche Bank AG the right to repurchase, on the repurchase date of _____ (which is the third business day following the valuation date), with respect to the stated principal amount of ETNs indicated below as described in the pricing supplement relating to the ETNs (the "Pricing Supplement"). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) book a delivery vs. payment trade on the valuation date with respect to the stated principal amount of ETNs specified below at a price per ETN equal to the repurchase value, facing Deutsche Bank Securities Inc., DTC #0573 and (ii) deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York City time on the repurchase date.

Very truly yours,
[NAME OF DTC PARTICIPANT HOLDER]

_____

Contact Name:
Title:
Telephone:
Fax:
E-mail:

Stated principal amount of ETNs offered for repurchase (you must offer at least 200,000 ETNs or an integral multiple of 50,000 ETNs in excess thereof for repurchase at one time for your offer to be valid):

_____

DTC # (and any relevant sub-account):

_____

Deutsche Bank AG, London Branch

$500,000,000 PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038

$500,000,000 PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038

$500,000,000 PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038

$500,000,000 PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038

Pricing supplement

June 16, 2008

_____

Deutsche Bank Securities

_____

CUSIP Numbers: 25154K 858, 25154K 841, 25154K 833 and 25154K 825